                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                           Gateway Distributors, Ltd.
 ................................................................................
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


          Nevada                                                 65-0683539
 ........................................                ........................
(State or other jurisdiction of                                I.R.S. Employer
incorporation or organization)                               Identification No.)

        500 East Cheyenne Avenue                                    89030
        North Las Vegas, Nevada
 ........................................                ........................
(Address of principal executive offices)                         (Zip Code)


ISSUER'S TELEPHONE NUMBER           (702) 399-4328
                          ......................................................


SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:


       TITLE OF EACH CLASS                        NAME OF EACH EXCHANGE ON WHICH
       TO BE SO REGISTERED                        EACH CLASS IS TO BE REGISTERED


None
 ........................................                ........................
 ........................................


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                          Common Stock, $.001 par value
 ................................................................................
                                (TITLE OF CLASS)

 ................................................................................
                                (TITLE OF CLASS)

PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

Business Development.
---------------------

         Gateway Distributors, Ltd. ("Gateway" or the "Company") was incorporated in Nevada on May 26, 1993. In March 1995, the Company purchased, for $60,000, all of the assets, consisting of inventory, equipment, tradenames and a distributor list, of The Right Solution, Inc., a California corporation, which had filed for protection from its creditors under Chapter 7 of the United States Bankruptcy Code. Richard A. Bailey, President and Chief Executive Officer of the Company, was a distributor of The Right Solution, Inc. before it filed for bankruptcy. The acquisition of those assets was effected as part of the Company's long term strategic plans.

         On July 9, 1996, the Company amended its Articles of Incorporation to reclassify its authorized capital stock into two classes, voting and non-voting. The stockholders were granted the right to cumulate votes for directors. The directors were exempted, to the fullest extent permitted by law, from personal liability to the corporation or its stockholders for monetary damages, except liability for (i) the amount of a financial benefit received by a director to which he is not entitled, (ii) an intentional infliction of harm on the corporation or the stockholders, or (iii) an intentional violation of criminal law. The amendment also granted preemptive right to its stockholders to purchase or subscribe for (i) unissued shares of the Company's Common Stock, and (ii) warrants, bonds, debentures or securities convertible into common stock.

         On May 1, 1998, the Company amended its Articles of Incorporation to increase its authorized capital stock to 21,000,000 shares, of which 20,000,000 was designated as Common Stock, and of which 1,000,000 shares were designated as Preferred Stock. Each share of Common Stock outstanding on the effective date of the amendment was automatically converted into 40,000 shares. The board of directors were authorized to fix the number of shares of any series of Preferred Stock, to determine the designation of any such series and to determine or alter the rights, preferences, privileges, qualifications, limitations, and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock. No Preferred Stock has been issued. The amendment effectively eliminated the class of non-voting common stock.

         On May 12, 1998, the Company completed the acquisition by merger of Hali Sales Corp., a Delaware corporation ("Hali"), with the Company as the surviving corporation. Hali had limited assets and approximately 970 shareholders of record and was acquired by the Company in order to increase its shareholder base. Before the merger, there were 4,000,000 shares of the Company's common stock issued and outstanding. The Company issued 1,000,714 shares of its Common Stock in the merger, one share of its Common Stock in exchange for each 9.804 shares of Hali common stock issued and outstanding on the effective date of the merger. Hali had no active operations at the time of the merger with the Company.

         As of January 4, 1999, the Company acquired certain assets, consisting of cash, accounts receivables, inventory, customer and marketing lists, trademarks, tradenames, computer hardware, computer software and goodwill, of NuTech International, Inc., a Texas corporation ("NuTech") in exchange for 75,000 shares of the Company's Common Stock (the "NuTech Acquisition"). NuTech is a network marketer that sells nutritional, health and dietary supplements and products. In connection with the NuTech Acquisition, the Company agreed to cause an increase in the number of authorized directors of the Company, to take all steps necessary to nominate Scott McKnight to be a director of the Company and submit such nomination to the Company's shareholders for approval. In addition, the Company agreed that it will engage Aloe Commodities International, Inc. ("ACI") as the exclusive manufacturer of certain product lines which the Company purchased in the NuTech Acquisition.

         As of April 1, 1999, the Company acquired certain assets, consisting of accounts receivables, inventory, customer and marketing lists, contract rights, trademarks, tradenames, computer hardware, computer software and goodwill, of American Outback, Inc., an Oklahoma corporation ("American Outback") in exchange for 67,400 shares of the Company's Common Stock (the "American Outback Acquisition"). American Outback is a network marketer that sells nutritional, health and dietary supplements and products. In connection with the American Outback Acquisition, the Company agreed that if, between April 1, 1999 and April 1, 2000, the average market price of the Common Stock does not exceed $1.00 per share for any consecutive ten (10) day period, the Company must pay to American Outback the difference of (a) $67,400 and (b) the product of (i) the average of the daily closing prices of the Common Stock during the ten trading days preceding April 1, 2000 and (ii) $67,400. In the event that the Common Stock is not publicly trading by November 1, 1999, American Outback has the option to require the Company to repurchase up to 67,400 shares of Common Stock issued as consideration in the American Outback Acquisition at a price of $1.00 per share, on terms to be determined by the parties by mutual agreement. Also in connection with the American Outback Acquisition, the Company agreed to take all steps necessary to appoint Jack Akers to the Company's Medical Advisory Board. Further, the Company agreed to use Bush Recipe(R) Emu Oil in all of the Company's products which contain Emu oil and to engage American Outback as the exclusive manufacturer of Bush Recipe(R) Emu Oil, subject to certain terms and conditions. American Outback also granted to the Company a license to use certain trademarks.

         On June 24, 1999, the Company amended and restated its Articles of Incorporation to eliminate the stockholders' right to cumulate votes for directors, to allow the number of directors of the Company to be established by amendment of the Company's bylaws, and to eliminate the preemptive rights previously granted to the stockholders.

         As of September 21, 1999, the Company acquired substantially all of the assets and assumed certain liabilities of TeamUp International, Inc., a Nevada corporation ("TeamUp") pursuant to an asset purchase agreement dated as of August 17, 1999 (the "TeamUp Acquisition"). The TeamUp Acquisition purchase price consisted of (i) a stream of cash payments calculated on the basis of the Company's sales of inventory acquired in the TeamUp Acquisition, which the Company estimates will total approximately $160,000 over eighteen months, (ii) a stream of cash payments calculated on the basis of the Company's commissionable sales, which the Company estimates will total approximately $72,000 over twelve months, (iii) 650,000 shares of the Company's Common Stock, and (iv) an option to purchase 200,000 shares of the Company's Common Stock at a price of $1.00 per share. The Company agreed that it would repurchase up to 100,000 shares of Common Stock issued as consideration in the TeamUp Acquisition at a price of $1.00 at any time after March 21, 2000. The Company also agreed that if it files a registration statement under the Securities Exchange Act of 1934 for its Common Stock with the Securities & Exchange Commission ("SEC") and the SEC has not declared such registration statement effective on or before September 21, 2001, then the Company will pay $250,000 to TeamUp, or, if TeamUp has been dissolved, to the stockholders of TeamUp, pro rated proportionately.

         The Company's principal executive office is located at 500 East Cheyenne Avenue, North Las Vegas, Nevada 89030, and its telephone number is
(702) 399-4328.

Business of the Issuer.
-----------------------

         The Company, doing business as "The Right Solution," is a network marketing company that sells nutritional, health and dietary supplements and products throughout North America and Japan. The Company has experienced substantial growth in retail sales in recent years. From 1996 to 1998, the Company's retail sales grew from $0.92 million to $3.98 million, representing a compound annual growth rate of 108%.

         The Company's products are marketed through network marketing within the United States and wholesale personal import sales outside the United States. Network marketing enables the Company's independent distributors in the United States (sometimes referred to herein as "Team Members") to earn profits by selling Company products to retail consumers. Distributors may also develop their own distributor downline organizations by sponsoring others to do business in any market where the Company operates, entitling the sponsors to receive overrides or commissions (cash incentives, including royalties and bonuses) on product sales within their downline organizations.

         Management believes that its network marketing system is ideally suited to its products, which emphasize a healthy lifestyle, because sales of such products are strengthened by ongoing personal contact between retail consumers and distributors, most of whom use the Company's products themselves. The Company's network marketing system appeals to a broad cross-section of people throughout the world, particularly those seeking to supplement family income, start a home-based business or pursue employment opportunities other than conventional, full-time employment.

         GROWTH STRATEGY

         The Company intends to pursue a growth strategy comprised of the following four principal elements:

         EXPANSION OF PRODUCT OFFERINGS AND DEVELOPMENT OF NEW PRODUCT LINES. The Company is committed to expanding its product line by developing and offering new products and introducing existing products into markets where they are not currently offered. The timely introduction of new, high quality products creates sales opportunities for distributors, and also serves to generate enthusiasm among distributors and provide them with additional promotional opportunities to sell other Company products. During the past two years, the Company has introduced 13 new products, bringing the total product line to 31 by the close of 1998. With the additional products which the Company purchased as part of the NuTech Acquisition, the American Outback Acquisition and the TeamUp Acquisition, the Company now sells approximately 180 products.

         MERGERS AND ACQUISITIONS. The Company's business plan includes growth through mergers and acquisitions. The Company acquired certain assets of two companies, NuTech and American Outback, which carry product lines using Emu Oil and Aloe Vera as key ingredients. In January, the NuTech Acquisition brought in approximately 300 distributors and $15,000 in monthly sales. Included in the purchase were the rights to Aloe #9 for Japan and the United States, NuTech's entire inventory and its distribution system. The American Outback Acquisition brought in approximately 1,300 distributors, 450 of whom were on monthly autoship. Monthly sales from this transaction are averaging approximately $19,000.

         In September 1999, the Company purchased substantially all of the assets of TeamUp, which assets included product lines such as Femme, Natural Immunity and Trim Easy. The TeamUp Acquisition has brought in approximately 4,860 active distributors, 140 of whom are on monthly autoship. The TeamUp Acquisition is expected to bring in approximately $200,000 in monthly sales.

         These acquisitions expanded the Company's distributor base, increased monthly sales volumes, and gave the Company a broad base of new products and existing inventory. Throughout each of these transitions, the majority of distributors and customers were retained. The Company intends to continue to look for opportunities to merge or purchase smaller companies that have active distributors and sales volumes, but are struggling with growth due to lack of financing. The Company's strategy is to target companies that are in trouble financially, lack product inventories, but which have active distributors and sales. Potential companies must be compatible to the Company's marketing system and must merge into the Company's compensation plan.

         EXPANSION INTO NEW MARKETS. The opening of new markets is an important component of the Company's business strategy. In 1997, the Company commenced operations in Japan on a personal import basis. During 1998, Japan contributed $2,814,240 of sales, representing 67.8% of the Company's total sales. The Company believes there are numerous additional markets in which its network marketing system and products may prove successful. The Company evaluates new markets based, in part, on the Company's ability to create a distributor base in the potential markets. In determining when and where to open new markets, the Company will continue to seek to minimize the impact on distributor focus in existing markets and to ensure that adequate distributor support services and other Company systems are in place to support the growth. Although the Company intends to expand into new markets, there can be no assurance that the Company can open markets on a timely basis or that such new markets will prove to be profitable. Significant regulatory and legal barriers must be overcome before marketing can begin in any new market. In addition, expansion of the Company's operations into new markets requires substantial working capital and capital expenditures associated with both the regulatory compliance and operations phases of the process. The lead-time and costs associated with opening anticipated new markets may significantly exceed those of entering new markets in the past due to greater regulatory barriers, the necessity of adapting to entirely new regulatory systems and problems related to entering new markets with different cultural bases and political systems from those encountered in the past. The Company is informed that the lead-time necessary to open a new market is generally up to one year, but may be more.

         ENHANCEMENT OF SALES AND MOTIVATIONAL TRAINING. The Company will continue to seek increased sales opportunities through its network marketing system by utilizing extensive training and motivational programs. The Company will also hold distributor seminars and conferences and other large scale events and numerous training and motivational programs. The Company has formed an alliance with OMC, Inc., a Japanese corporation, to act as its communications/marketing firm for Asia. OMC, Inc. currently performs work for companies such as Sony, Panasonic, and Honda. In addition, the Company will continue to offer extensive training programs through various methods of communication, including Company-sponsored conferences and seminars, live teleconferences, prerecorded telephone message services, fax-on-demand systems, broadcast faxes, printed materials, and the Company's Internet website, featuring on-line ordering and volume checks.

         PRODUCTS AND SERVICES

         The Company markets and distributes approximately 180 different nutritional and/or health products. The products which the Company sells are intended to provide nutritional supplementation to the products users; the products are not intended to diagnose, treat, cure or prevent any disease.

         The Company's core products can be divided into five categories: Health Pack, Immune Pack, Heart Pack, Weight Loss Pack, and Specialized Products. The following is a description of some of the Company's primary products within those five categories:

         Health Pack
         -----------

         ARMOR GARD(TM). Armor Gard(TM) is a special combination of herbs, vitamins, minerals and other nutrients designed to strengthen the body with a focus on the immune system. Armor Gard(TM) was created to combine micronutrients and specific herbal ingredients together to offer added health support and enhance the body's various functions.

         BODY BALANCE. Body Balance contains potassium and over 60 other minerals in an ionic form. The ionic form is believed to increase the absorption rate of the minerals. The product is designed to supplement diet and provide minerals and trace minerals which are believed to be essential to the human body but absent in normal food supplies.

         BUFFERED VITAMIN C. Buffered Vitamin C is a corn-free, purely beet derived ascorbic acid, designed especially for allergic individuals. This product contains Calcium, Magnesium and Potassium whose carbonates and bicarbonates are designed to cause a buffering action to help eliminate the stomach upset which can occur from the acidity normally found in Vitamin C.

         FORTRESS PLUS(TM). Fortress Plus(TM) is a formulation of antioxidants, vitamins, minerals and herbal nutrients that are intended to help offset the potential for premature aging. It is intended that the antioxidants neutralize unwanted free radicals in the body.

         MINERAL MAGIC IONIC MINERALS. Mineral Magic Ionic Minerals contains CoQ10 and over 60 minerals in an ionic form. The ionic form is believed to increase the absorption rate of the minerals. The product is designed to supplement diet and provide minerals and trace minerals which are believed to be essential to the human body but absent in normal food supplies.

         OXYGEN PLUS. Oxygen Plus is a formula of stabilized oxygen designed to purify water. It is manufactured from water, sodium chloride, sodium carbonate and sodium sulfate.

         RFV 29(TM). RFV 29(TM) is a combination of rain forest herbs. The ingredients are 29 essential vitamins and minerals and other significant botanicals, 12 of which come from the Brazilian Rain Forest. RFV 29(TM) is designed to be a highly absorbable source of vitamins and minerals with generous amounts of micronutrients.

         VITA-GREENS. Vita-Greens is an all-natural "super-green" dietary supplement powder designed to provide vitamins, minerals, enzymes, trace minerals, antioxidants and essential amino acids. This dehydrated product provides plenty of nutrients from their natural source for the body.

         Immune Pack
         -----------

         BODY GARD WITH LACTOFERRIN. Body Gard With Lactoferrin is a combination of colostrum, echinacea and lactoferrin. Lactoferrin is a naturally occurring, iron binding protein. It is the second most abundant protein in human colostrum, the first milk secreted at the termination of pregnancy. It also is involved in the metabolism and regulation of iron. Body Gard comes in tablet form.

         CYTOLOG(TM). Cytolog(TM) is a liquid colostral derivative which contains infopeptides. Infopeptides are chains of amino acids found in the human body. Persons who have used Cytolog(TM) report a return to wellness from an adverse health condition or a reduction in lapses in good health.

         MYCO-ENHANCE MUSHROOMS. Myco-Enhance Mushrooms is a combination of six different medicinal mushrooms which are organically grown in a germ-free environment plus a high potency Vitamin C. The mushrooms produce antiviral and antibacterial compounds to protect themselves against invading pathogens. Here are a few specific examples of the documented attributes of each mushroom:

o Reishi: In China, preparations made from the reishi mushroom are used on a daily basis to promote heath, sound sleep and to increase resistance to infections and heart disease.
o Shiitake: In Japan, preparations made from shiitake are used regularly to treat any illness involving a depressed immune system. Shiitake is also used to soothe bronchial inflammation, regulate incontinence and lower high cholesterol.
o Cordyceps sinensis: This especially helpful for treating chronic cough, asthma, and other respiratory conditions while acting as an antibacterial agent.
o Maitake: This mushroom has the ability to lower high blood pressure, stabilize blood sugar in diabetics, and protect against liver damage.
o Coriolus versicolor (also known as Trametes versicolor): In China, C. versicolor is used widely to treat infection and/or inflammation of urinary, digestive, and upper respiratory tracts, as well as liver ailments that include chronic active hepatitis and hepatitis B.
o Schizophyllum commune: S. commune is prescribed regularly in Japan to treat cancer patients. In addition, it's currently being studied as a treatment for chronic fatigue syndrome and has shown significant antibacterial activity useful in fighting Staphylococcus aureus, Escherichia coli, and Klebsiella pneumoniae.

         Heart Pack
         ----------

         SMART HEART(TM). The Smart Heart(TM) Kit consists of a Smart Heart(TM) Fiber Drink, Smart Heart(TM) Herbal Tablets, and a Smart Heart(TM) Metabolic Formula. The Smart Heart(TM) Fiber Drink contains 3 types of soluble natural fibers which provide benefits to cardiovascular health. The Smart Heart(TM) herbal Tablets provide antidioxants and minerals associated with healthy hearts and reduced risk of disease. The tablets are formulated in a base of Ayurvedic herbs used in India to strengthen the heart and improve circulation. The Smart Heart(TM) Metabolic Formula contains folic acid, Vitamin B12 and Vitamin B6, demonstrated in animal and human studies to reduce homocysteine production in the blood.

         Weight Loss Pack
         ----------------

         BODY TRIM 1-2-3(TM). Body Trim 1-2-3(TM) is a formulation of components which may be used individually for specific weight management purposes or together for a complete program. Body Trim 1(TM) combines eight components, including calcium pyruvate and chitosan, which are intended to increase strength and training intensity, decrease body fat, enhance weight loss, increase lean body mass, increase body protein uptake and bind fats and lipids before they are absorbed through the digestive system. Body Trim 2(TM) is a weight management program focused on increasing the metabolic rate of the user. Body Trim 3(TM) is a blend of nineteen herbs with detoxifying properties that are intended to facilitate the cleansing of toxins.

         THE LITE SOLUTION(TM). The Lite Solution(TM) is an herbal formula made up of a formulation of herbs, and it is designed to make the body's metabolism work more efficiently, increase energy levels and satisfy feelings of hunger.

         Specialized Products
         --------------------

         ARTHRED(TM). Arthred(TM) is a patented, pre-digested collagen product designed to nutritionally encourage and support healthy joint function. Arthred(TM) is a source of collagen developed in Germany. Arthred(TM) comes in a powder form and is taken as a dietary supplement.

         CALCIUM ELENOLATE. This product is derived from olive leaf extract. A compound from the leaf, oleuropein, and its chemical agent, elenolic acid, is believed to have antibacterial properties and is an antioxidant.

         CELLUTION(TM) BODY TONING CREAM. Cellution(TM) Body Toning Cream is a scientific achievement in skin care which gives a silky, supple appearance to problem areas, such as the thighs, hips, buttocks and upper arms. Beneath the human skin lies a layer of fatty tissue. This fat can be deposited in a manner which causes a "dimpled" appearance in the skin, known as cellulite. Women are more susceptible to fat being deposited in this manner than men. Cellution (TM) has been clinically tested as a contouring and body toning cream to aid in the reduction of cellulite and to give the skin a more youthful appearance. It has been found to be safe, effective and easy to use.

         DETOX TEA(TM). Detox Tea(TM) is a blend of nineteen herbs. Users of Detox Tea(TM) have reported increased energy, loss of fat and improved overall health.

         DHA OMEGA-3 FISH OIL. DHA (or docosahexaeonic acid) is an Omega 3 fatty acid and is prepared from the oil of tuna. Omega 3 fatty acids are essential, meaning that the body cannot manufacture them from other fats, and are important for maintaining the proper function of cell membranes, particularly in the retina and the brain.

         MODIFIED CITRUS PECTIN. Modified Citrus Pectin is a form of pectin, which is a soluble component of plant fiber derived from citrus fruits. It is believed that Modified Citrus Pectin improves the function of natural killer cells and other immune system compounds, and that it may act as an "anti-adhesive agent," preventing certain cell interactions.

         ORGANIC GERMANIUM. Organic Germanuim is a mineral whose atomic structure readily accepts and transmits electrons and may have the ability to stimulate electrical impulses. Organic Germanium may promote better circulation, increased oxygen flow, and utilization.

         PR10(TM). PR10(TM) is a formula in which capsaicin (a natural pain relieving analgesic) is blended with seven herbs to aid in analgesia and healing. PR10 is used to combat pain from arthritis, muscle spasm and inflammation.

         PROZAPLEX(TM). ProzaPlex(TM) is a product designed to provide those herbal ingredients which are believed to most effectively support good emotional and mental health. Its active ingredient is St. Johnswort, an herb which is reported has being a safe and viable alternative to conventional antidepressant drugs.

         WILD YAM LOTION FOR MEN. Wild Yam Lotion For Men is a lotion which has been formulated with natural ingredients to assist in the balance of hormones in the male body.

         YMOTION - THE ORIGINAL WILD YAM CREAM. Ymotion is a moisturizing cream containing extract from the wild yam plant. This extract contains diosgenin, which is believed to help balance the hormonal cycles in women and may be a factor in the bone building process. The specific herbs contained in Ymotion may also help relieve symptoms of premenstrual syndrome and menopause.

         Additional Products - NuTech and American Outback
         -------------------------------------------------

         With the NuTech and American Outback Acquisitions, approximately 50 additional products have been added which have product formulations based on #9 Aloe Vera and Bush Recipe(R) Emu Oil.

         #9 ALOE VERA. The Aloe Vera in the Company's products is organically grown in the rich volcanic soil of Costa Rica and is processed within twenty-four hours of harvesting. The Company believes that, due to the state of the art processing procedures used in the Aloe Vera-based products which it sells, the quality of its Aloe Vera products are vastly superior to those of other sellers of Aloe Vera-based products.

         BUSH RECIPE(R) EMU OIL. Emu oil is easily absorbed and transported through the fatty tissue of the skin, making it an excellent vehicle for delivering other therapeutic substances via topical application. Furthermore, it is noncomedogenic, which means it doesn't clog pores. Bush Recipe(R) Emu Oil is non-diluted and contains all of its natural properties. It is believed that the natural form of emu oil is far superior to the pharmaceutical grade, which has been processed so as to be clear and odorless.

         The product formulations based on these two ingredients include nutritional supplements, such as Nu-Aloe (an energy drink) and Super Anti-oxidant (a vitamin tablet), skin care products targeting normal/dry and oily skin types, including Non-Surgical Face Lift, and personal care products, including shampoo and aromatherapy products.

Additional Products - TeamUp International
------------------------------------------

         With the TeamUp Acquisition, the Company added approximately 80 new products, including Femme, Foundational Health Programs, Natural Immunity, Superfood, Trim Easy and the Crystal Spring Counter Top Water Filtration System.

         FEMME. Femme is a generic herbal tonic for women. It contains Dong Quai, Chaste Tree, Wild Yam and other herbs. Femme is intended to relieve the symptoms particular to women's health, such as pre-menstrual syndrome and menopause.

         FOUNDATIONAL HEALTH PROGRAMS. The TeamUp Foundational Health Programs are a series of programs designed to improve general health. There are three separate programs, one of which is designed to strengthen and make more efficient the user's bowels. The second is designed to remove old waste and fecal matter, years of accumulation from the bowel. The final program is designed to pass more fiber to the diet for healthier bowel movements.

         NATURAL IMMUNITY. Natural Immunity is a formula which contains Echinacea, Siberian Ginseng and a variety of mushrooms. It is designed to stimulate the immune system and promote general health.

         SUPERFOOD. Superfood is a vitamin supplement containing Spirulina, alfalfa, wheat grass, barley, beets, purple dulse seaweed and a nutritional yeast. The ingredients are organically grown. It is designed to have a higher absorption rates than other vitamin and mineral supplements.

         TRIM EASY. Trim Easy is a pure herbal product containing Ma Huang, Salix Alba and kelp. It is designed to accelerate the rate at which the body metabolizes fat by means of thermogenesis.

         CRYSTAL SPRING COUNTER TOP WATER FILTRATION SYSTEM. The Crystal Spring Counter Top Water Filtration System is a filtration system designed to reduce lead, chlorine and other organic chemicals and to provide cleaner, more drinkable water.

         CRYSTAL SPRING SHOWER FILTRATION SYSTEM. The Crystal Spring Shower Filtration System is a filtration system designed to reduce chlorine, enhance pH balance and improve the water quality of shower water.

         Services
         --------

         PRODUCT RETURN POLICY FOR RETAIL CUSTOMERS. The Company has a 100% money-back guarantee on all of its products for retail customers. It is the responsibility of each Team Member to refund the purchase price to any unsatisfied customer. The customer's request must be made within 30 days of the date of the product purchase to be valid. If the product was used, the empty or partially filled container must be returned to the Company. Upon receipt of the container and a copy of the customer's retail sales receipt with their name, address and telephone number, the Company will promptly send a replacement to the Team Member. The Company does not make cash refunds. The Company's product return policy for retail customers has been approved by the Direct Selling Association (the "DSA"), a national industry trade organization of network marketing companies whose objective is to provide aid, support and guidance to the network marketing industry.

         PRODUCT RETURN POLICY FOR TEAM MEMBERS. A Team Member who is dissatisfied with a product may request a refund or credit within 30 days of the date of the product's purchase. Full, partially full and empty bottles are eligible for refund. However, only one partially filled or empty container per individual product will be honored. Unused products purchased during this same period are eligible for refund if they are in the original packaging, factory sealed and in resalable condition. Shipping expenses are not eligible for refund. The Company's product return policy for Team Members has been approved by the DSA.

         PRODUCT MARKET. The nutritional supplement industry is growing and management believes it is due primarily to heightened public awareness of the positive effects of vitamins and other nutritional supplements. Many individuals are now using nutritional supplements as a means of preventive health care. Retail sales of nutritional supplements increased from approximately $3.5 billion in 1991 to approximately $4.2 billion in 1993, as reported by The Overview of Nutritional Supplement Market prepared by the Council for Responsible Nutrition, a research organization which prepares and provides information and data regarding the nutritional supplement industry for consumers. Furthermore, industry trade sources estimated that worldwide sales of nutritional supplements were $4.7 billion in 1994 and $5.3 billion in 1995, respectively.

         DISTRIBUTION AND MARKETING

          The Company's products are distributed primarily through a network marketing system, consisting of an extensive network of distributors. Distributors are generally independent contractors who purchase products directly from the Company for personal use or for resale to consumers within the United States. Distributors may elect to work on a full-time or part-time basis. The Company believes that its network marketing system appeals to a broad cross-section of people worldwide, particularly those seeking to supplement family income, start a home-based business or pursue employment opportunities other than conventional, full-time employment, and that a majority of its distributors work on a part-time basis. The Company believes that its network marketing system is ideally suited to marketing its products because ongoing personal contact between consumers and distributors strengthens sales of such products.

          Within the United States, distributors may earn profits by purchasing the Company's products at wholesale prices (which are discounted 50% from suggested retail prices) and selling the Company's products to customers at suggested retail prices. All distributors, both inside and outside the United States, who sponsor new distributors and establish their own downline organizations may earn commissions on product sales on their entire downline. There is no limit on the number of downline levels from which a distributor can generate commissions.

         To become a distributor, a person must be sponsored by an existing distributor, pay an annual fee (which is currently $7.95), and be placed into a Tracking Center, which is a point from which the Company "tracks" the sales volume of the distributor and the sales volume of a distributor's downline organization. Only two distributors (one on the "left side" and one on the "right side") are first level to a Tracking Center. Thereafter, personally sponsored distributors are placed in the downline on the sponsor's left or right side, as decided by the sponsor. In order to receive any commissions or bonuses from a Tracking Center, a distributor must make an initial purchase of $100 in personal purchase volume. To maintain qualification for any commissions or bonuses, a distributor must purchase a minimum of $100 or a maximum of $200 of the Company's products every twenty-eight (28) days. All distributors are allowed to participate in the Company's growth by sponsoring new distributors.

         The Company computes the wholesale volumes purchased by the distributors in qualified Tracking Centers at the close of each business day during the 28-day cycle. Separate volumes are maintained for the left and right sides of each Tracking Center. When the volumes on the lowest side of the Tracking Center reaches $700 (the first pay step), a $100 commission will be generated to the distributor. When the volume on the lowest side accumulates to $2,200, an additional $250 commission will be paid. At a total volume of $3,700 on the lowest side, an additional $250 commission is generated. When the lowest side reaches $5,500 (the last pay step in the cycle), the final $250 commission is paid. This is a cumulative total of $850.

         Upon reaching the $5,500 dollar level (or "cash out"), all of the volume on the lowest volume side will be flushed and $5,500 will be flushed from the strong leg. The remaining volume in the strong leg will not exceed $11,000. The commission cycle then begins all over again. This cycle can be completed as often as once per business day. There is no time restriction as to how long it may take to complete this cycle. As long as qualification is maintained, the accumulated volumes will be preserved. Product returns from the downline will be debited against volume at the time the return is processed.

         Distributors may qualify for a $150 "leadership bonus" each time one of the distributor's Tracking Centers completes a pay cycle (cashes out) on the same day as any personally sponsored distributor also completes a pay cycle. This bonus applies only to those Tracking Centers of personally sponsored distributors and is limited to $150 per day per sponsored distributor.

         A distributor may sign up for an "Autoship Program" which helps protect distributors from losing qualification by automatically shipping them a qualifying order within their 28-day cycle. In addition, when a distributor signs up for the Autoship Program, the distributor becomes qualified to receive a bonus (the "Right Start Bonus") for each new personally sponsored distributor. The amount of the Right Start Bonus will be 25% of the new distributor's first order. A distributor within the Autoship Program is also qualified to receive an additional Right Start Bonus when that personally sponsored distributor signs up for the Autoship Program. The amount of the additional Right Start Bonus will be 25% of that distributor's first Autoship order, up to a maximum bonus of $75.

         When any Tracking Center progresses completely through the commission cycle (cashes out) for the first time, the Company will authorize the distributor to re-enter the downline with two new Tracking Centers at the distributor's discretion which may be positioned anywhere at the bottom of the distributor's downline. Re-entry may occur at any time. The qualification of multiple Tracking Centers is $200 of personal purchase volume by the distributor per each 28-day cycle.

         The Company has also established the "Right Solution Rewards Program," which offers an increasing amount of cash bonuses and other awards based upon the number of cycles a distributor completes.

         The following table sets forth the approximate number of the Company's distributors and the number of distributors ordering products at the dates indicated:

                                                                                DECEMBER 31
                                                                ------------------------------------------
                                                                        1998         1997         1996
                                                                        ----         ----         ----

             Approximate Number of Total Distributors                 30,624       20,484       6,064

             Number of Distributors Ordering                           7,814       13,714       6,064

         The Company maintains a computerized system for processing distributor orders and calculating distributor commission and bonus payments which enables it to remit such payments to distributors weekly. The Company believes that prompt remittance of royalties is vital to maintaining a motivated network of distributors and that its distributors' loyalty to the Company has been enhanced by the Company's history of consistently making royalty and bonus payments on a scheduled basis.

         INTERNET. The Company maintains a site on the World Wide Web at "www.rightsolution.com." The Company has enhanced the system to allow on-line ordering and volume checks by the distributors.

         MARKETING. Each distributor is responsible for sales of the Company's product within his or her downline. The Company relies on word of mouth and testimonials from previous or existing customers for its primary advertising. The Company has developed sales materials which a graphic designer has professionally prepared and which the Company's legal counsel has reviewed for DSA and regulatory compliance. These sales materials include product descriptions, written in both English and in Japanese.

         SPONSORING. The Company has established a system for the sponsoring of new distributors. The Company prepares communication and educational training materials for distributors to assist in the sponsoring of new distributors. The Company also engages in weekly conference calls with distributors and sends a newsletter to its distributors. The Company has an established advisory board for assistance and consultation in connection with sponsoring matters.

         PRODUCT DISTRIBUTION. The Company's products are distributed to all markets from the Company's warehouse located in North Las Vegas, Nevada.

         COMPETITION

         The Company is subject to significant competition for the recruitment of distributors from other network marketing organizations, including those that market nutritional, health and dietary supplements, as well as those which market other types of products. Some of the Company's competitors are substantially larger and have available considerably greater financial resources than the Company. The Company's ability to remain competitive depends, in significant part, on the Company's success in sponsoring and retaining distributors through an attractive compensation plan and other incentives. The Company believes that its bonus availability program, recognition and rewards program and other compensation and incentive programs provide its distributors with significant earning potential. However, there can be no assurance that the Company's programs for recruitment and retention of distributors will be successful.

         The market for nutritional, health and dietary supplements is characterized by extensive competition, frequent new product introductions, short product life cycles, rapid price declines and eroding profit margins, and changing customer preferences. This market segment includes numerous manufacturers, distributors, marketers, retailers and physicians that actively compete for the business of consumers, both in the United States and Japan. The market is highly sensitive to the introduction of new products that may rapidly capture a significant share of the market. The Company expects to continue to face substantial competition in its efforts to successfully capture a significant share of the market. There are a number of companies that currently offer competing products, and it can be expected that additional competing products will be introduced by other companies in the future. In addition, there are a variety of channels of distribution for nutritional supplements other than through network marketing and distribution systems, including direct response marketing, specialty retail health and nutrition stores, drug stores and supermarkets. Many of the Company's existing and potential competitors have greater financial, marketing, distribution, and research capabilities than the Company. The performance of the Company will depend on its ability to develop and market new products that can gain customer acceptance and loyalty, as well as its ability to adapt its product offerings to meet changing pricing considerations and other market factors. The Company attempts to differentiate itself from competitors by adhering to its "mission statement" which reads as follows:

                  The Right Solution will distribute the finest life-enhancing products in the world. Through effective leadership, management and entrepreneurial marketing, we will provide an opportunity to our Team Members, customers and employees to earn a fair profit on their investment of time and money.

         PRODUCT MANUFACTURING AND DEVELOPMENT

         The Company anticipates continuing to expand its product line through the development of new products. New product ideas are derived from a number of sources, including trade publications, scientific and health journals, the Company's executives, staff, consultants, and outside parties. In advance of introducing products into its markets, the Company consults its Medical Advisory Board, comprised of Ken Kroll, M.D., FICS., Hiroshi Mitsuoka, M.D., Betty Kamen, Ph.D., and Jack Akers, M.D., Ph.D., for advice. In addition, legal counsel and other representatives retained by the Company investigate product formulation matters as they relate to regulatory compliance and other issues.

         All of the Company's products are provided by outside companies. NutriCology, Inc. ("NutriCology") currently manufactures most of the Company's powder, tablet, and capsule products. The Company's agreement with NutriCology provides, among other things, the ability for the Company to source and develop products with other manufacturers. As a result of the NuTech Acquisition, the Company has agreed to engage ACI as the exclusive manufacturer of certain product lines which the Company purchased in the NuTech Acquisition. Also, as a result of the American Outback Acquisition, agreed to engage American Outback as the exclusive manufacturer of Bush Recipe(R) Emu Oil. The Company's ownership of product formulations and trademarks for substantially all of the Company's nutritional products gives the Company the option to seek additional manufacturers, including ACI, Gourmet Mushrooms, Horizon Labs, Paragon Labs, Protein Research, and Traco Labs.

         The Company's ability to enter new markets and sustain satisfactory levels of sales in each market has been in the past and is likely to continue to be dependent in significant part upon its own ability and the ability of its manufacturers to develop new products and reformulate existing products for introduction into the Company's markets. Beginning in 1998, the Company has significantly expanded its in-house product research and development and product formulation staff, which now consists of several employees of the Company, its Medical Advisory Board, and various consultants, who are increasingly involved in such activities.

          The Company owns the proprietary rights to substantially all of its health and nutritional supplements' formulations and trademarks. The Company has formed several alliances with its manufacturers to assure, among other things, that products are organically grown and that inventory levels will remain constant. However, there can be no assurance that another company will not replicate one of the Company's products.

         MANAGEMENT INFORMATION SYSTEMS

         The Company has actively addressed Year 2000 compliance issues. The Company has installed a new computer system along with a new processor software which handles sales, inventory, and distributor records. Vertex software is being installed to accommodate updated versions of state tax computations. Vista Office to Office is a system that allows enhanced distributor services along with tracking capabilities of all distributor transactions. Frame relay has been added in order to activate our Internet ordering and application service. The Company is now completely automated via the Internet and so can offer the all distributors the capability to complete every transaction related to their businesses via the Internet. The Company's website has been implemented, along with a fax on demand system which mirrors the information available on the website. Dedicated T-1 service has been added to the telephone system in order to reduce long distance and local service charges. Weekly conference calls are held which give distributors information on business opportunities, corporate updates, etc., as well as new Team Member question sessions. The Company's new warehouse facility now has automated shipping and tracking methods that are connected to the main database. To ensure protection for critical systems, an upgraded cooling system is being installed, along with upgraded backup batteries for both general power and computer power. Accounting and customer service computers and software have been upgraded to include Internet services at each station dealing with customer service. All credit card terminals have been replaced with Y2K compliant equipment. An e-mail database has been created for ordering, internal, and external communications.

         INSURANCE

         Although the Company does not engage in the manufacture of any of the products it markets and sells, the Company could be exposed to product liability claims. The Company has not had any such claims to date. Although the Company maintains a limited amount of product liability insurance, each of the Company's manufacturers provides additional insurance of at least two million dollars covering products which the Company sells. There can, however, be no assurance that the Company will not be subject to claims in the future or that available insurance coverage will be adequate. A partially or completely uninsured claim against the Company, if successful and of sufficient magnitude, would have a material adverse effect on the Company.

         TRADEMARKS

         The Company has received federal trademark registration for THE RIGHT SOLUTION(R). The following products have trademark applications pending: ARMOR GARD(TM), ARTHRED(TM), BODY TRIM 1-2-3(TM), CELLUTION(TM), CYTOLOG(TM), DETOX TEA(TM), FORTRESS PLUS(TM), THE LITE SOLUTION(TM), PR10(TM), PROZAPLEX(TM), RFV 29(TM), SMART HEART(TM), all Bush Recipe products and all Emu Oil products which were purchased from American Outback, and all Aloe products which were purchased from NuTech International. The Company intends to continue to seek trademark protection for a number of the products and brand names under which the Company's products are marketed, where applicable. There can be no assurance that such protection will be obtained. The Company intends to obtain international trademarks, particularly Japanese trademarks, as the Company enters foreign markets. Trademark registrations are either issued or pending in the United States Patent and Trademark Office and in comparable agencies in many other countries. The Company considers its trademarks and tradenames to be an important factor in its business.

         The Company will be required to rely upon common law concepts of confidentiality and trade secret laws to protect its product formulations. There can be no assurance that the foregoing will protect the formulations or provide adequate remedies for the Company in the event of unauthorized use or disclosure of such formulations, or that others will not be able to independently develop such formulations. Except for ARTHRED(TM), the Company's product formulations are not protected by patents and are generally not patentable.

         GOVERNMENT REGULATION

         The Company is subject to and affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints (as applicable, at the federal, state and local levels) including, among other things, regulations pertaining to (i) the formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of the Company's products, (ii) product claims and advertising (including direct claims and advertising by the Company as well as claims and advertising by distributors, for which the Company may be held responsible), (iii) the Company's network marketing system, (iv) transfer pricing and similar regulations that affect the personal import laws, and (v) taxation of distributors, which in some instances may impose an obligation on the Company to collect the taxes and maintain appropriate records.

         PRODUCTS. The formulation, manufacturing, packaging, storing, labeling, advertising, distribution and sale of the Company's products are subject to regulation by one or more governmental agencies, including the Food and Drug Administration ("FDA"), the Federal Trade Commission ("FTC"), the Consumer Product Safety Commission ("CPSC"), the United States Department of Agriculture ("USDA"), the Environmental Protection Agency ("EPA") and the United States Postal Service. The Company's activities are also regulated by various agencies of the states and localities. The FDA, in particular, regulates the formulation, manufacture and labeling of foods and dietary supplements, such as those distributed by the Company. FDA regulations require manufacturers and distributors of certain products to meet relevant good manufacturing practice ("GMP") regulations for the preparation, packing and storage of these products. GMP's for dietary supplements have yet to be promulgated, but are expected to be proposed. The Company does not anticipate that the promulgation of any GMP's for dietary supplements would have a material impact on the Company.

         The 1994 Dietary Supplement Health and Education Act ("DSHEA") revised the provisions of the Federal Food, Drug and Cosmetic Act ("FFDCA") concerning the composition and labeling of dietary supplements and, the Company believes, is generally favorable to the dietary supplement industry. The legislation creates a new statutory class of "dietary supplements." This new class includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, and the legislation grandfathers, with certain limitations, dietary ingredients that were on the market before October 15, 1994. A dietary supplement which contains a new dietary ingredient (i.e., one not on the market before October 15, 1994) will require evidence of a history of use or other evidence of safety establishing that it is reasonably expected to be safe. Manufacturers of dietary supplements that make certain types of statements on dietary supplements, including certain product performance claims, must have substantiation that such statements are truthful and not misleading.

         The majority of the products marketed by the Company are classified as dietary supplements under the FFDCA. In addition, the adoption of new regulations in any of the Company's markets, or changes in the interpretation of existing regulations, could have a material adverse effect on the Company. In September 1997, the FDA issued regulations governing the labeling and marketing of dietary supplement products. The regulations cover the following: (1) the identification of dietary supplements and their nutrition and ingredient labeling; (2) the terminology to be used for nutrient content claims, health content claims, and statements of nutritional support; (3) labeling requirements for dietary supplements for which "high potency" and "antioxidant" claims are made; (4) notification procedures for statements on dietary supplements; and (5) pre-market notification requirements for new dietary ingredients in dietary supplements. The notification procedures became effective in November 1997, while the new labeling requirements became effective in March 1999. The Company was required to revise a substantial number of its product labels by the effective date. The cost to the Company of such revisions was approximately $30,000. In addition, the Company is required to continue its ongoing program of securing substantiation of its product performance claims and of notifying the FDA of certain types of performance claims made for its products.

         In addition, in certain markets, including the United States, claims made with respect to dietary supplements or other products of the Company may change the regulatory status of the products. In the U.S., for example, it is possible that the FDA could take the position that claims made for certain of the Company's products place those products within the scope of an FDA "over-the-counter" ("OTC") drug monograph. OTC monographs prescribe permissible ingredients and appropriate labeling language, and require the marketer or supplier of the products to register and file annual drug listing information with the FDA. In the event that the FDA asserted that product claims for some of the Company's products caused them to fall within the scope of OTC monographs, the Company would be required either to comply with the applicable monographs or change the claims made in connection with the products. There can be no assurance that the Company could do so effectively, or that any such changes would not adversely affect sales and marketing of an affected product. The Company's substantiation program involves compiling and reviewing the scientific literature pertinent to the ingredients contained in the Company's products.

         As a marketer of food and dietary supplements and other products that are ingested by consumers, the Company is subject to the risk that one or more of the ingredients in its products may become the subject of adverse regulatory action. For example, on April 10, 1996, the FDA issued a statement warning consumers not to purchase or ingest dietary supplements containing ephedrine (found in the ingredient Ma Huang) that are claimed to produce such effects as euphoria, heightened awareness, increased sexual sensations or increased energy, because these products pose significant adverse health risks, including dizziness, headache, gastrointestinal distress, irregular heartbeat, heart palpitations, heart attack, strokes, seizures, psychosis, and death. The Company does not market either of its products containing Ma Huang (Trim Easy and Lite Solution) with any of these claims. On June 4, 1997, the FDA issued a proposed regulation for dietary supplements containing ephedrine alkaloids. The proposed regulation would prohibit dietary supplements containing eight milligrams or more of ephedrine alkaloids per serving, and would not permit such products to contain any other stimulant, diuretic, or laxative ingredients. In addition, labeling of supplements would be prohibited from suggesting or recommending conditions of use that would result in an intake of eight milligrams or more of ephedrine alkaloids within a six-hour period, or a total daily intake of 24 milligrams or more. The FDA proposal would also require a warning not to take the product for more than seven days, and would prohibit the supplements from being represented, either expressly or implicitly, as being suitable for long-term uses, such as for weight loss or body building. Similarly, claims for increased energy, increased mental concentration, or enhanced well-being that encourage the consumer to take more of the product to achieve more of the purported effect would be required to be accompanied by a warning stating that taking more than the recommended serving may cause a heart attack, stroke, seizure, or death.


         The Company is reviewing the possible impact of the FDA proposal, if it is finalized in its current form, upon the Company's continued marketing of either of its products containing Ma Huang. In response to the proposal, or to a final regulation which is substantially similar to the proposal, the Company may be required to (i) withdraw or reformulate its products with reduced ephedrine levels, or with a substitute for Ma Huang, (ii) re-label its products with different warnings or revised directions for use, and/or (iii) not make certain statements, possibly including weight loss, with respect to any of its products containing Ma Huang. Even in the absence of an FDA final regulation, the Company may elect to reformulate and/or re-label its products containing Ma Huang. While the Company believes that its products containing Ma Huang could be reformulated and re-labeled, there can be no assurance in that regard or that reformulation and/or re-labeling would not have an adverse effect on sales of such product.

         Some of the products marketed by the Company are considered conventional foods and are currently labeled as such. Both this category of products and dietary supplements are subject to the Nutrition, Labeling and Education Act ("NLEA"), and regulations promulgated thereunder, which regulates health claims, ingredient labeling, and nutrient content claims characterizing the level of a nutrient in the product.

         The FTC, which exercises jurisdiction over the advertising of all the Company's products, has in the past several years, instituted enforcement actions against several dietary supplement companies for false and misleading advertising of certain products. These enforcement actions have resulted in consent decrees and monetary payments by the companies involved. In addition, the FTC has increased its scrutiny of the use of testimonials, such as those which are utilized by the Company. While the Company has not been the target of FTC enforcement action for the advertising of its products, there can be no assurance that the FTC will not question the Company's advertising or other operations in the future. In November of 1998, the FTC issued a guide for the dietary supplement industry, describing how the FTC applies the law which it administers to dietary supplements advertisements. It is unclear whether the FTC will subject such advertisements, including those of the Company, to increased surveillance to ensure compliance with the principles set forth in the guide.

         Through its manuals, seminars and other training materials and programs, the Company attempts to educate its distributors as to the scope of permissible and impermissible activities in each market. The Company also investigates allegations of distributor misconduct. However, the Company's distributors are independent contractors, and the Company is not able to directly monitor all distributor activities. As a consequence, there can be no assurance that the Company's distributors will comply with applicable regulations. Misconduct by distributors could have a material adverse effect on the Company in a particular market or in general.

         In markets outside the United States, including Japan, prior to commencing operations or marketing its products, the Company may be required to obtain approvals, licenses, or certifications from a country's ministry of health or comparable agency. Approvals or licensing may be conditioned on reformulation of the Company's products for the market or may be unavailable with respect to certain products or product ingredients. The Company must also comply with local product labeling and packaging regulations that vary from country to country. To date, the Company has retained legal counsel in Japan to provide opinions as to the Company's compliance laws and regulations.

         The Company is unable to predict the nature of any future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products not able to be reformulated, imposition of additional record keeping requirements, expanded documentation of the properties of certain products, expanded or different labeling and additional scientific substantiation regarding product ingredients, safety or usefulness. Any or all such requirements could have a material adverse effect on the Company's results of operations and financial condition.

         NETWORK MARKETING SYSTEM. The Company's network marketing system is subject to a number of federal and state regulations administered by the FTC and various state agencies. Regulations applicable to network marketing organizations are generally directed at ensuring that product sales are ultimately made to consumers and that advancement within such organizations be based on sales of the organizations' products rather than investments in the organizations or other non-retail sales related criteria. For instance, in certain markets there are limits on the extent to which distributors may earn commissions on sales generated by distributors that were not directly sponsored by the distributor. Where required by law, the Company obtains regulatory approval of its network marketing system or, where such approval is not required, the favorable opinion of local counsel as to regulatory compliance. However, the Company remains subject to the risk that, in one or more of its markets, its marketing system could be found not to be in compliance with applicable regulations. Failure by the Company to comply with these regulations could have a material adverse effect on the Company in a particular market or in general.

         The Company is also subject to the risk of private party challenges to the legality of its network marketing system. For example, in WEBSTER v. OMNITRITION INTERNATIONAL, INC., 79 F.3d 776 (9th Cir. 1996), the "multi-level marketing" program of Omnitrition International, Inc. ("Omnitrition") was challenged in a class action by certain Omnitrition distributors who alleged that Omnitrition was operating an illegal "pyramid scheme" in violation of federal and state laws. The Company believes that its network marketing system satisfies the standards set forth in the Omnitrition case and other applicable statutes and case law defining a legal marketing system, in part based upon significant differences between the Company's marketing system and that described in the Omnitrition case. Further, it is an ongoing part of the Company's business to monitor and respond to regulatory and legal developments, including those that may affect its network marketing system. However, the regulatory requirements concerning network marketing systems do not include "bright line" rules and are inherently fact-based. An adverse judicial determination with respect to the Company's network marketing system could have a material adverse effect on the Company. Among other things, such a determination could require the Company to make modifications to its network marketing system, result in negative publicity or have a negative impact on distributor morale. In addition, adverse rulings by courts in any proceedings challenging the legality of multi-level marketing systems, even in those not involving the Company, could have a material adverse effect on the Company.

         COMPLIANCE PROCEDURES. As indicated above, the Company, its products and its network marketing system are subject, both directly and indirectly through distributors' conduct, to numerous federal, state and local laws and regulations in all its markets. In order to assist the Company in achieving and maintaining compliance with these numerous laws and regulations, the Company petitioned for membership in the DSA in 1996. The DSA is a national trade association of direct sellers whose commitment to ethical business practices and consumer service has resulted in its self-regulating Code of Ethics. Membership approval in this organization takes approximately one year as the DSA evaluates all of the petitioning company's manuals, forms, products, policies, and procedures for compliance to existing and forthcoming laws and regulations. The Company was accepted as a full-fledged member of the DSA in December of 1997 and continues to uphold the guidelines set forth by the DSA.

         In 1996, the Company began to institute formal regulatory compliance measures by developing a system to identify specific complaints against distributors and to remedy any violations by distributors through appropriate sanctions, including warnings, suspensions and, when necessary, terminations. In its manuals, seminars and other training programs and materials, the Company emphasizes that distributors are prohibited from making therapeutic claims for the Company's products.

         The Company's general policy regarding acceptance of distributor applications from individuals who do not reside in one of the Company's markets is to refuse to accept such individual's distributor application.

         In order to comply with regulations that apply to both the Company and its distributors, the Company conducts considerable research into the applicable regulatory framework prior to entering any new market to identify all necessary licenses and approvals and applicable limitations on the Company's operations in that market. The Company devotes substantial resources to obtaining such licenses and approvals and bringing its operations into compliance with such limitations. The Company also researches laws applicable to distributor operations and revises or alters its distributor manuals and other training materials and programs to provide distributors with guidelines for operating a business, marketing and distributing the Company's products and similar matters, as required by applicable regulations in each market. The Company, however, is unable to monitor its supervisors and distributors effectively to ensure that they refrain from distributing the Company's products in countries where the Company has not commenced operations, and the Company does not devote significant resources to such monitoring. In the event that the Company discovers distributor misconduct, it imposes disciplinary measures against the distributor ranging from probation to expulsion.

         In addition, regulations in existing and new markets are often ambiguous and subject to considerable interpretive and enforcement discretion by the responsible regulators. Moreover, even when the Company believes that it and its distributors are initially in compliance with all applicable regulations, new regulations are regularly being added and the interpretation of existing regulations is subject to change. Further, the content and impact of regulations to which the Company is subject may be influenced by public attention directed at the Company, its products or its network marketing system, so that extensive adverse publicity about the Company, its products or its network marketing system may result in increased regulatory scrutiny.

         It is an ongoing part of the Company's business to anticipate and respond to such new and changing regulations and make corresponding changes in the Company's operations to the extent practicable. However, while the Company devotes considerable resources to maintaining its compliance with regulatory constraints in each of its markets, there can be no assurance that the Company would be found to be in full compliance with applicable regulations in all of its markets at any given time or that the regulatory authorities in one or more markets will not assert, either retroactively or prospectively or both, that the Company's operations are not in full compliance. Such assertions or the effect of adverse regulations in one market could negatively affect the Company in other markets as well by causing increased regulatory scrutiny in those other markets or as a result of the negative publicity generated in those other markets. Such assertions could have a material adverse effect on the Company in a particular market or in general. Furthermore, depending upon the severity of regulatory changes in a particular market and the changes in the Company's operations that would be necessitated to maintain compliance, such changes could result in the Company experiencing a material reduction in sales in such market or determining to exit such market altogether. In such event, the Company would attempt to devote the resources previously devoted to such market to a new market or markets or other existing markets, but there can be no assurance that such transition would not have an adverse effect on the Company's business and results of operations either in the short or long term.

         EMPLOYEES

         As of December 31, 1997 and 1998, the Company had thirty and twenty-six full-time employees, respectively. These numbers do not include the Company's distributors, who are independent contractors rather than employees of the Company. The Company considers its employee relationships to be satisfactory. None of the Company's employees is a member of any labor union, and the Company has never experienced any business interruption as a result of any labor disputes.

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS AND RESULTS OF OPERATION.

         THIS "MANAGEMENT DISCUSSION AND ANALYSIS AND RESULTS OF OPERATION" SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S AUDITED AND UNAUDITED FINANCIAL STATEMENTS, THE NOTES THERETO AND THE OTHER FINANCIAL DATA INCLUDED ELSEWHERE HEREIN. THIS SECTION INCLUDES FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES WHICH ARE BASED UPON THE COMPANY'S BELIEFS, AS WELL AS ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS PREDICTED BY SUCH FORWARD-LOOKING STATEMENTS DUE TO VARIOUS FACTORS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES WHICH ARE DISCUSSED BELOW.

         PRESENTATION OF RETAIL SALES. Throughout this report, "total sales" are determined as the gross sales amounts, including shipping and handling, reflected on the Company's invoices to its distributors. The Company does not receive the amount reported as "retail sales," and the Company does not monitor the actual retail prices charged by the distributor for the Company's products. "Wholesale sales" represent the actual purchase prices paid to the Company by its distributors, after giving effect to the distributor discount. The Company receives its wholesale sales price in cash or through credit card payments upon receipt of orders from distributors. The Company's "gross profit" consists of wholesale sales less "cost of goods sold," consisting of the prices paid by the Company to its manufacturers for products. Costs related to product shipments, foreign duties and tariffs and similar expenses, as well as "commissions and bonuses," are accounted for as selling, general and administrative expenses. The Company's use of "total sales" in reporting financial and operating data reflects the fundamental role of "total sales" in the Company's accounting systems, internal controls and operations, including the basis upon which distributor commissions and bonuses are paid.

RESULTS OF OPERATIONS

         The Company's results of operations for the periods described below are not necessarily indicative of results of operations for future periods, which depend upon numerous factors including the Company's ability in the future to enter new markets and introduce additional and new products into its markets.

         FISCAL 1998 COMPARED TO FISCAL 1997. Sales for the twelve months ended December 31, 1998 increased 34.6% to $3.98 million, as compared to sales of $2.96 million in the prior year because of new product introductions and growth in existing markets.

         Gross profit of $3.18 million for 1998, was $894,329, or 39.1% higher than the gross profit of $2.28 million in the prior year. As a percentage of sales, gross profit for 1998 as compared to the same period in the prior year increased modestly from 77.1% to 79.7%. The increase in gross profit as a percentage of sales primarily resulted from a decrease in costs of goods sold, which decreased from 22.9% of retail sales in 1997 to 20.3% in 1998. The decrease in costs of goods sold reflects negotiated lower shipping costs, price reductions in manufacturing contracts, and volume purchase discounts.

         Selling, general and administrative expenses, as a percentage of sales, were 108.9% for 1998 as compared to 87% for the same period in 1997. These expenses for the same periods increased 68.4% to $4.34 million from $2.58 million in the prior year. The increase resulted from forecasted expansion costs for opening Japan market, excessive merchant account charges attributable to opening of a foreign market, excessive overseas communication costs, excessive receivable debt, excessive labor associated with Y2K compliance, and product research and development.

         No income taxes are due or refundable for 1998 or 1997 because of the application of unused net operating loss carryforwards. In 2010, $106,500 of unused operating loss carryforwards expire, while $286,900 and $1.16 million expire in 2012 and 2018, respectively.

         RESULTS FOR PERIODS ENDING JUNE 30, 1999 COMPARED TO PERIODS ENDING JUNE 30, 1998. Revenue of $738,534 in the three month period ended June 30, 1999 decreased 26.73% from the second quarter of 1998. On a year to date basis, revenue in the six month period ended June 30, 1999 totaled $1.56 million, an decrease of 29.23% from the first two quarters of fiscal 1998. The Company's sales decreased because of weakened sales in Japan which resulted from difficulties encountered in integrating into the Japanese markets and weakness in the Japanese economy.

         Cost of revenue was $121,654 in the second quarter, or 16.47% as a percent of revenue, as compared to $205,931 and 20.43% as a percent of revenue in the second quarter of the prior year. On a year to date basis, cost of revenue was $260,557, or 16.65% as a percent of revenue, as compared to $427,438, or 19.34% as a percent of revenue, in the second quarter of the prior year. The cost of goods sold as a percentage of net sales decreased because the Company has negotiated better prices from suppliers and because the Company has made its shipping process more efficient.

         The Company's gross profit in the three month period ended June 30, 1999 was $616,880, compared to $801,979 for the comparable quarter for 1998. On a year to date basis, gross loss in the six month period ended June 30, 1999 was $1.3 million, compared to $1.78 million for the first two quarters of fiscal 1998. The decrease in gross profit is a result of lower sales.

         Selling, general and administrative costs were $939,709 in the second quarter, compared to $1.10 million in the second quarter of the prior year. First half selling, general and administrative costs were $1.90 million, down 11.43% from $2.15 million the prior year. The decreases were due, in part, to the reduced commission costs which resulted (a) from lower sales revenues and
(b) the Company's improvement of its internal systems for payment of commissions which created more accurate and efficient payments.

         Net loss increased by $28,418 to $310,829 for the three months ended June 30, 1999 from a loss of $282,411 for the three months ended June 30, 1998. On a year to date basis, the Company's net loss in the six month period ended June 30, 1999 increased to $575,348 from $348,153 in the first half of 1998. The increase in net loss for the current year is primarily due to reduced sales resulting from weakened sales in Japan due to difficulties encountered in integrating into the Japanese markets and weakness in the Japanese economy.


LIQUIDITY AND CAPITAL RESOURCES

         The Company's working capital needs and capital expenditure requirements have increased as a result of the Company's growth and expansion, particularly in Japan. Increases in required working capital and capital expenditure requirements are expected to be met from cash flow from operations, potential future acquisitions and the sale of the Company's debt and equity securities. For fiscal year 1998, the Company's working capital position worsened to ($407,491) at December 31, 1998 from ($74,278) at December 31, 1997. This decrease was primarily attributable to increased selling, general and administrative expenses incurred with the expansion of the Company's business. Accounts and other receivables decreased from $168,600 at December 31, 1997 to $101,466 at December 31, 1998. Inventory decreased from $277,730 to $222,525 at December 31, 1997 and 1998, respectively. Accounts payable increased from $319,886 at December 31, 1997 to $375,950. Accrued liabilities, including interest and taxes, increased from $78,600 to $265,647 at December 31, 1997 and 1998, respectively.

         As of June 30, 1999, the Company had a deficiency in working capital of $402,908.13, as compared with a positive working capital balance of $109,170.08 as of June 30, 1998. This decrease was again attributable to increased selling, general and administrative expenses incurred with expansion.

         For fiscal year 1998, the Company's operations used cash flow of $846,128, compared to $57,692 for the previous fiscal year. In 1998, cash used by operating activities has primarily resulted from the Company's net loss in 1998.

         For the first half of 1999, the Company's operations used cash flow $689,289, as compared to $419,478 for the first half of 1998. For the first half of 1999, cash used by operating activities has primarily resulted from net losses and changes in working capital due to increases in inventories and a decrease in checks drawn in excess of available bank balances.

         The Company used cash in investing activities of $79,125 in 1998, as compared to $67,927 in 1997. Cash used in investing activities was primarily for investments in management information systems and the expansion of existing facilities.

         For the six months ending June 30, 1999, the Company used cash in investing activities of $16,173, as compared to $67,412 for the comparable period in 1998. Cash used in investing activities was primarily for the purchase of property and equipment.

         The Company generated $942,718 in cash flow from financing activities in 1998 and $120,800 in 1997. The increase primarily resulted from the issuance of $875,000 of 12% convertible notes (the "Notes"). The increase in net cash from financing activities was offset by net cash outflows to operating and investing activities.

         The Company generated $713,194 in cash flow from financing activities in the first half of 1999 and $499,447 in the first half of 1998. In the first half of 1999, the Company issued additional Notes in the aggregate principal amount of $374,600. The Company also issued Common Stock for an aggregate consideration of $147,407. Further, the Company borrowed $191,800 from related parties during the first half of 1999. The increase in net cash from financing activities was offset by net cash outflows to operating and investing activities.

         Stockholders' deficit increased $1.19 million to $1.47 million in 1998. During 1998, a net loss of $1.2 million was partially offset by $9,804 from the issuance of common stock in connection with the merger of the Company with Hali Sales Corp.

         In the first half of 1999, stockholders' deficit increased $440,960 to $1.91 million. In the first half of 1999, a net loss of $575,348.15 was partially offset by (a) $ 67,400 from the issuance of shares in each of the NuTech and American Outback Acquisitions, and (b) $80,000 from the issuance of common stock in private transactions.

         Cash, cash equivalents and marketable securities totaled $19,711 at December 31, 1998 compared to $2,246 at December 31, 1997. At June 30, 1999, the Company's cash, cash equivalents and marketable securities totaled $27,443, as compared to $14,803 at June 30, 1998.

         The Company has not been subjected to material price increases by its suppliers in recent years. The Company believes that it has the ability to respond to a portion or possibly all of any price increases by raising the price of its products. Purchases by the Company from its suppliers are generally made in U.S. Dollars, while sales to distributors are generally made in local currencies. Consequently, strengthening of the U.S. Dollar versus the Japanese Yen can have a negative impact on operating margins and can generate transaction losses on intercompany transactions. During 1998, the Japanese Yen weakened against the U.S. Dollar resulting in a foreign exchange loss of $12,871.

         On May 12, 1998, the Company completed the acquisition by merger of Hali Sales Corp., a Delaware corporation ("Hali"), with the Company as the surviving corporation. Hali had limited assets and approximately 970 shareholders of record and was acquired by the Company in order to increase its shareholder base. The Company issued one (1) share of its Common Stock in exchange for each nine and eight hundred four one-thousandths (9.804) shares of Hali common stock issued and outstanding on the effective date of the merger. Hali had no active operations at the time of the merger with the Company.

         In May, 1998, the Company commenced a private placement within the United States of twelve percent (12%) convertible notes (the "Notes"). The Notes bear interest at the rate of twelve percent (12%) per annum and are due on the first day the Company trades publicly. The Notes are convertible, at the option of the holder, into shares of the Company's common stock, $0.001 par value ("Common Stock"), at an initial conversion price of $0.80 per share. The Notes may be called for conversion when the average of the bid and asked prices of the Common Stock exceeds $1.00 per share for ten (10) consecutive days. In 1998, the Company issued $475,000 of Notes to United States investors. In the first half of 1999, the Company issued $249,600 of Notes to United States investors.

         In May, 1998, the Company also commenced a private placement of Notes outside the United States. In 1998, the Company issued $400,000 of Notes to investors outside the United States. In the first half of 1999, the Company issued $125,000 of Notes to investors outside the United States.

         At December 31, 1998, the Company had $370,592 of notes payable to related parties. These notes payable have no specific term of repayment and have been classified as long-term based upon the intent of management. At June 30, 1999, the Company had $561,772 of notes payable to related parties. These notes payable have no specific term of repayment and have been classified as long-term based upon the intent of management.

         Management anticipates that its expansion strategy will require significant expenditures for furniture, fixtures and equipment, as well as increased general and administrative expenses primarily due to the hiring of additional personnel and advertising expenses related to operations. These expenditures are expected to be funded by revenues from operations. The Company may also sell equity or debt securities to fund expansion activities. Selling, general and administrative expenses are also expected to increase in future periods due to the increased legal and accounting expenses incurred by the Company in order to establish and maintain its reporting status with the Securities and Exchange Commission. In addition, the Company intends to pursue, as part of its business strategy, future growth through acquisitions which may involve the expenditure of significant funds. Depending upon the nature, size and timing of future acquisitions, the Company may be required to obtain additional debt or equity financing in connection with such future acquisitions. There can be no assurance, however, that additional financing will be available to the Company, when and if needed, on acceptable terms or at all.

YEAR 2000 COMPLIANCE

         The Company has undertaken projects to address Year 2000 issues. The "Year 2000 issue" is the result of computer programs being written using two digits rather than four to define the applicable year. If the Company's computer programs with date-sensitive functions are not Year 2000 compliant, they may fail or make miscalculations due to interpreting a date including "00" to mean 1900, not 2000. The result may be disruptions to operations, including, among other things, a temporary inability to process transactions or engage in similar normal business activities.

         The Company established a project team to identify and address the Company's Year 2000 risks and issues in an attempt to ensure the integrity and reliability of the Company's information systems and business processes. The project team (i) completed a review of its computer systems relating to order processing, distribution disbursements, and other financial systems and (ii) developed a comprehensive project plan (the "Plan") as a means for ensuring the Year 2000 compliance of all information technology ("IT") systems, including applications, operating systems, mainframe, mid-range and client server platforms and all non-information technology ("Non-IT") systems, including embedded applications and equipment, and to seek to ensure that key third parties are Year 2000 compliant by the end of the year. The Company identified high risk applications that are critical to its business, recognizing the fact that timely compliance of these systems is crucial, and, therefore, designed its Plan to address these systems first.

         The Company's Plan included remediating certain existing software and converting to new software for certain other applications. The Plan was completed in July 1999, as was testing and certification of the Company's computer systems and their applications. In addition, the Company developed contingency plans for both software that was selected for remediation and for those applications that needed replacement. The project team also developed a third contingency plan (applicable to both remediation and replacement efforts) which involved the development of certain manual procedures to be utilized to render the Company's IT and Non-IT systems Year 2000 compliant. It is believed that the Plan together with the contingency plans has enabled the Company to achieve Year 2000 compliance.

         The Company has also identified and contacted key third parties to determine the status of their Year 2000 compliance and any probable impact on the Company. If key third parties are not Year 2000 compliant and their non-compliance causes a material disruption to any of their respective businesses, the Company's business could be materially adversely affected. Disruptions could also include, among other things, a financial institution's inability to take and transfer funds, an interruption in delivery of supplies from vendors, a loss of voice and data connections, a loss of power to the Company's facilities, and other interruptions in the normal course of the Company's operations, the nature and extent of which is hard to foresee. The Company will continue to evaluate the nature of these risks, but at this time is unable to determine the probability that any such risk will occur, or if it does occur, what the nature, length of other effects, if any, it may have.

         As of October 1, 1999, the Company had incurred approximately $100,000 for Year 2000 efforts. The financial impact of making any other required system changes or other remediation efforts cannot be known precisely at this time, but it is not expected to be material to the Company's financial position, results of operations, or cash flows.

         Under the current Plan, Year 2000 compliance should not pose significant operational problems. While the Company believes it has resolved the Year 2000 issue in a timely manner, if its Plan has not satisfactorily addressed the Year 2000 issues in connection with either replacement systems or the existing critical systems, or if those with whom it conducts business are unsuccessful in implementing timely solutions, the Year 2000 issue could have a material adverse effect on the Company's operations and results of operations, including its ability to process and distribute orders.

ITEM 3.  DESCRIPTION OF PROPERTY.

         The Company leases approximately 8,000 square feet of office space, housing the executive offices, information systems department, human resources department, accounting department, order entry department, and customer service department, and approximately 5,000 square feet of warehouse space, also housing the warehouse department, in North Las Vegas, Nevada, on a four acre parcel with the ability for future expansion. The lease for such premises is a month-to-month lease with no specific expiration date. At December 31, 1998, the monthly base rent was $15,000. In Japan, a limited office space is rented in anticipation of changing the Company's sales status from personal import, which houses the general manager in Japan and a small office staff. The Company believes that its current facilities are satisfactory for its present needs, and it does not anticipate and need for additional space in the future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth certain information regarding the beneficial ownership of the Company's common stock, $.001 par value ("Common Stock") as of October 1, 1999, (i) by each person who is known by the Company to be the beneficial owner of more than 5% of its Common Stock; (ii) by each of the Company's directors and officers; and (iii) by all of the Company's directors and officers as a group:


Shareholder(1)                                    No. of Shares         Percentage
--------------                                    -------------         ----------
Richard A. Bailey                                  2,080,000              34.41%
Florian R. Ternes                                    430,882               7.13%
Matthew Swan                                         200,000               3.31%
Lester Moore                                         760,000              12.57%
Scott McKnight(2)                                     75,000               1.24%
Jeffrey Yarbrough                                    760,000              12.57%
Troy D. Wiseman(3)                                   369,178               6.11%
TeamUp International, Inc.                           650,000              10.75%
All officers and directors as a group              3,545,882              58.66%
(5 persons)
--------------------

(1) THE ADDRESSES OF THESE SHAREHOLDERS ARE AS FOLLOWS: Richard A. Bailey: 500 East Cheyenne Avenue, North Las Vegas, Nevada 89030; Florian R. Ternes: 500 East Cheyenne Avenue, North Las Vegas, Nevada 89030; Matthew Swan: 500 East Cheyenne Avenue, North Las Vegas, Nevada 89030; Lester Moore: 500 East Cheyenne Avenue, North Las Vegas, Nevada 89030; Scott McKnight: 500 East Cheyenne Avenue, North Las Vegas, Nevada 89030; Jeffrey Yarbrough: 500 East Cheyenne Avenue, North Las Vegas, Nevada 89030; Troy D. Wiseman: 1901 N. Roselle Road, Suite 1030, Schaumburg, IL 60195; TeamUp International, Inc.:
     6700 South Paradise, Suite C, Las Vegas, NV 89119.

(2)  NuTech International, Inc., which Mr. McKnight controls, owns these shares.

(3)  The following entities, which Mr. Wiseman controls, own these shares:
     Invest Linc Capital Corp. - 120,000; Tina Wiseman Trust - 49,178; Wiseman Family Trust - 200,000.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Directors and Executive Officers.
---------------------------------

         The directors and executive officers of the Company are as follows:

         Name                               Age               Position
         ----                               ---               --------
Richard A. Bailey                           43                Chairman of the Board of Directors, Chief
                                                              Executive Officer and President

Florian R. Ternes                           50                Director, Chief Operating Officer, Secretary

Matthew H. Swan                             40                Chief Financial Officer, Treasurer

Lester W. B. Moore                          57                Director

Scott McKnight                              58                Director

         All directors serve a term of one year or until their successors have been duly elected and qualified.

         RICHARD A. BAILEY has served as Chairman, Chief Executive Officer, and President of the Company since its May 1993 inception. In 1981, Mr. Bailey purchased a small, local mobile wash company in North Las Vegas, Nevada. He expanded operations to include aviation services, growing the company from two employees in 1981 to in excess of three hundred by 1988. He served as president of the business as it grew to $7,000,000 a year in revenue, operating in twenty-seven cities throughout the United States. In 1990, Mr. Bailey became involved in the network marketing/direct selling business. In 1997, Mr. Bailey elected to sell the aviation company to International Total Services in order to devote one hundred percent of his time to the Company.

         FLORIAN R. TERNES has served as Chief Operating Officer and Secretary of the Company since 1995. He became a director in 1999. He began his career in the airline industry and became City Vice President of Continental Airlines, Denver, Colorado hub in 1989, where he managed approximately 7,500 employees with a budget of $250 million. His airline career involved running several large hubs for various airlines which included the Northwest International Gateway in Los Angeles, the Detroit Hub for Republic Airlines, the Denver Hub for Continental Airlines. In 1995, he left the airline industry to join Richard A. Bailey in several business opportunities, including the Company. As one of those ventures, he became president of NutriCology, a nutritional company with sales in excess of $13,000,000 a year. After assisting in completing its successful public offering, he resigned in January 1998 to join the Company on a full-time basis.

         MATTHEW H. SWAN has served as Chief Financial Officer and Treasurer since 1995. From 1985 through 1986, he worked for KPMG Peat Marwick LLP, and he worked for Deloitte & Touche, LLP from 1986 through 1990. In 1990, Mr. Swan started his own Certified Public Accounting firm. Mr. Swan spent two years living in Japan and received his bachelor of science in accounting from Idaho State in 1984.

         LESTER W. B. MOORE has served as a Director of the Company since December 1996. He has served as President of the Polynesian Cultural Center in Hawaii since 1991, where he has received numerous awards for his marketing and sales efforts. Before his tenure with the Polynesian Cultural Center, he had been a senior executive officer of various companies from 1973 through 1991 and, in that same time-span, has served on the board of a number of successful companies, including Angela Marie's Food Company, which did in excess of $75,000,000.

         SCOTT MCKNIGHT became a Director of the Company in 1999, in connection with the NuTech Acquisition. Before joining the Company, Mr. McKnight was the President and Chief Executive Officer of NuTech International, Inc. Mr. McKnight is also the President and Chief Executive Officer of Aloe Commodities, Inc., a leading aloe manufacturer which supplies the Company with its aloe-based products. He is also the founder and President of the Aloe Association of America.

ITEM 6.  EXECUTIVE COMPENSATION.

                           SUMMARY COMPENSATION TABLE

                                     ANNUAL COMPENSATION                    LONG TERM COMPENSATION
                               ----------------------------------  ----------------------------------------
                                                                               AWARDS               PAYOUTS
                                                                   ------------------------------   -------
                                                                                      SECURITIES
    NAME AND                                         OTHER ANNUAL   RESTRICTED        UNDERLYING     LTIP       ALL OTHER
PRINCIPAL POSITION      YEAR    SALARY       BONUS   COMPENSATION  STOCK AWARDS(S)   OPTIONS/SARS   PAYOUTS   COMPENSATION
                                  ($)         ($)         ($)           ($)              (#)          ($)          ($)
       (a)               (b)      (c)         (d)         (e)           (f)              (g)          (h)          (i)
----------------------------------------------------------------------------------------------------------------------------
Richard A. Bailey,      1998    $76,250       $0             $0            N/A            N/A         N/A          N/A
President and Chief
Executive Officer

Florian R. Ternes,      1998    $22,000       $0             $0            N/A            N/A         N/A          N/A
Secretary and Chief
Financial Officer

Matthew H. Swan,        1998         $0       $0         $1,000            N/A            N/A         N/A          N/A
Treasurer, Chief
Financial Officer

         As of the date hereof, the Company has not granted stock options or stock appreciation rights to any executive officer or director of the Company. The Company intends to adopt a 1999 Stock Option Plan (the "1999 Plan") prior to the effective date of this registration statement. The 1999 Plan will provide for the grant to employees, officers, directors, consultants and independent contractors of non-qualified stock options as well as for the grant to employees of stock options that qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986 (the "Code"). The 1999 Plan will have a 10 year term. The purpose of the 1999 Plan is to enable the Company to attract and retain qualified persons as employees, officers and directors and others whose services are required by the Company, and to motivate such persons by providing them with an equity participation in the Company. Under the 1999 Plan, 750,000 shares of the Company's Common Stock will be reserved for issuance, subject to adjustment upon occurrence of certain events affecting the capitalization of the Company.

         The 1999 Plan will be administered by a committee of the Board of Directors, consisting of two (2) members, which will have, subject to specified limitations, the full authority to grant options and establish the terms and conditions under which such options may be exercised. The exercise price of incentive stock options granted under the 1999 Plan will be required to be no less than the fair market value of the Common Stock on the date of grant (110% in the case of a greater than 10% shareholder). The exercise price of non-qualified stock options will be required to be no less than 85% of the fair market value of the Common Stock on the date of grant. Options may be granted for terms of up to 10 years (5 years in the case of incentive stock options granted to greater than 10% shareholders). No optionee may be granted incentive stock options such that the fair market value of the options which first become exercisable in any one calendar year exceeds $100,000. If an optionee ceases to be employed by, or ceases to have a relationship with the Company, such optionee's options expire one year after termination of the employment or consulting relationship by reason of disability, immediately upon termination for cause and three months after termination for any other reason.

         In order to exercise an option granted under the 1999 Plan, the optionee must pay the full exercise price of the option with respect to the shares being purchased. Payment may be made either (i) in cash, (ii) promissory note, (iii) at the discretion of the Committee, by delivering shares of Common Stock already owned by the optionee and having a fair market value equal to the applicable exercise price or (iv) in the form of such other consideration as may be determined by the Committee and permitted by applicable law.

         Subject to the foregoing, the Committee will have broad discretion to describe the terms and conditions applicable to options granted under the 1999 Plan. The Committee may at any time discontinue granting options under the 1999 Plan or otherwise suspend, amend or terminate the 1999 Plan and may, with the consent of an optionee, make such modification of the terms and conditions of such optionee's option as the Committee shall deem advisable. However, the Committee will have no authority to make any amendment or modifications to the 1999 Plan or any outstanding option which would (i) increase the maximum number of shares which may be purchased pursuant to options granted under the 1999 Plan, either in the aggregate or by any optionee, except in connection with certain antidilution adjustments, (ii) change the designation of the class of employees eligible to receive qualified options, (iii) extend the term of the 1999 Plan or the maximum option period thereunder, (iv) decrease the minimum qualified option price or permit reductions of the price at which shares may be purchased for qualified options granted under the 1999 Plan, except in connection with certain antidilution adjustments, or (v) cause qualified stock options issued under the 1999 Plan to fail to meet the requirements of incentive stock options under Section 422 of the Code. Any such amendment or modification shall be effective immediately, subject to shareholder approval thereof within 12 months before or after the effective date. No option may be granted during any suspension or after termination of the 1999 Plan.

         The 1999 Plan will be designed to meet the requirements of an incentive stock option plan as defined in Code Section 422. As a result, an optionee will realize no taxable income, for federal income tax purposes, upon either the grant of an incentive stock option under the 1999 Plan or its exercise. If no disposition of the shares acquired upon exercise is made by the optionee within two years from the date of grant or within one year from the date the shares are transferred to the optionee, any gain realized upon the subsequent sale of the shares will be taxable as a capital gain. In such case, the Company will be entitled to no deduction for federal income tax purposes in connection with either the grant or the exercise of the option. If, however, the optionee disposes of the shares within either of the periods mentioned above, the optionee will realize earned income in an amount equal to the excess of the fair market value of the shares on the date of exercise (or the amount realized on disposition if less) over the exercise price, and the Company will be allowed a deduction for a corresponding amount.

Compensation of Directors.
--------------------------

         The Company maintains officers and directors liability insurance in the amount of $1,000,000. The Company pays traveling expenses, hotel, food, and $300 for attendance at each board meeting. Stock options to directors will be a consideration in the future, based on profitability of the company.

Employment Contracts.
---------------------

         The Company entered into an employment agreement (the "Bailey Employment Agreement") with Richard A. Bailey, its President and Chief Executive Officer, dated May 1, 1999. The Bailey Employment Agreement provides termination of the employment at the will of either Mr. Bailey or the Company. The Bailey Employment Agreement provides for a base salary of $100,000 annually commencing May 1, 1999, which shall be reviewed periodically. Such review may result in an increase or bonuses for Mr. Bailey. In the event the Company is unable to pay the annual salary, the Company will issue to Mr. Bailey one share of its Common Stock for each dollar owed at the end of the Company's fiscal year. In the event that Mr. Bailey's employment is terminated as a result of (a) his retirement under the Company's retirement program, (b) his disability resulting in absence from his duties to the Company on a full-time basis for over one year, (c) his death, (d) a material reduction in his responsibilities or title, or (e) a reduction of his cash compensation by more than 10% below the highest annual salary from time to time in effect, the Company is obligated to pay to Mr. Bailey, as severance and/or liquidated damages, an amount equal to one and one-half times his highest annual earnings during his employment with the Company each year for a period of five years.

         The Company entered into an employment agreement (the "Ternes Employment Agreement") with Florian R. Ternes, its Secretary and Chief Operating Officer, dated May 1, 1999. The Ternes Employment Agreement provides termination of the employment at the will of either Mr. Ternes or the Company. The Ternes Employment Agreement provides for a base salary of $85,000 annually commencing May 1, 1999, which shall be reviewed periodically. Such review may result in an increase or bonuses for Mr. Ternes. In the event the Company is unable to pay the annual salary, the Company will issue to Mr. Ternes one share of its Common Stock for each dollar owed at the end of the Company's fiscal year. In the event that Mr. Ternes' employment is terminated as a result of (a) his retirement under the Company's retirement program, (b) his disability resulting in absence from his duties to the Company on a full-time basis for over one year, (c) his death, (d) a material reduction in his responsibilities or title, or (e) a reduction of his cash compensation by more than 10% below the highest annual salary from time to time in effect, the Company is obligated to pay to Mr. Ternes, as severance and/or liquidated damages, an amount equal to one and one-half times his highest annual earnings during his employment with the Company each year for a period of five years.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         On June 25, 1996, the Company issued a $81,600 note to Jeffrey L. Yarbrough, a stockholder of the Company. The note currently bears interest at the rate of six and one-half percent (6.5%) per annum. The note has no specific term of repayment and has been classified as long-term based upon the intent of management. Mr. Yarbrough continued to loan additional amounts to the Company on the same terms and conditions from June 25, 1996 through June 30, 1999. On June 30, 1999, the note, including accrued interest in 1998 at 6.5% and in 1997 at 7%, had an outstanding balance of $337,290.

         On May 30, 1998, the Company issued a $120,967 note to Richard A. Bailey, the Chief Executive Officer and President of the Company. The note currently bears interest at the rate of six and one-half percent (6.5%) per annum. The note has no specific term of repayment and has been classified as long-term based upon the intent of management. On June 30, 1999, the note, including accrued interest at 6.5%, had an outstanding balance of $111,842.

         Florian R. Ternes, Chief Operating Officer and Secretary of the Company, was the President of NutriCology, Inc. ("NutriCology") until January 1998. NutriCology is one of the Company's major suppliers, providing the Company with approximately thirty percent of its inventory.

         In connection with the NuTech Acquisition, the Company has agreed to engage ACI as the exclusive manufacturer of certain product lines which the Company purchased in the NuTech Acquisition, providing the Company with approximately ten percent of its inventory. Scott McKnight, a director of the Company, is the principal shareholder of ACI.

         In connection with the American Outback Acquisition, the Company agreed to require of its suppliers of emu oil that such suppliers engage American Outback as the exclusive producer of Bush Recipe(R) Emu Oil. Jack Akers, a member of the Company's Medical Advisory Board, is the sole shareholder of American Outback.

         The Company believes that all of the transactions entered into by it were fair and reasonable, and intends that all future transactions, if any, with affiliates will be on terms no less favorable than could be obtained from unaffiliated parties.

ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock
------------

         The Company is authorized to issue 20,000,000 shares of common stock, $.001 par value ("Common Stock"). As of October 1, 1999, the Company had 6,045,620 shares of Common Stock issued and outstanding and held of record by approximately 975 persons.

         Each holder of record of shares of Common Stock is entitled to receive such dividends as may be declared by the Company's Board of Directors from funds legally available therefore. Each holder of record of the Company's Common Stock is entitled to one vote per share in the election of the Company's directors and all other matters submitted to a vote of shareholders and to share ratably in all assets available for distribution to holders of record of Common Stock upon liquidation or dissolution. Cumulative voting is not permitted in the election of directors.

Preferred Stock
---------------

         The Company is authorized to issue 1,000,000 shares of preferred stock ("Preferred Stock"). As of the date hereof, there are no shares of Preferred Stock outstanding.

12% Convertible Notes
---------------------

         The Notes are unsecured obligations of the Company. The principal amount of and accrued interest on the Notes are all due and payable on the first day the Company's Common Stock trades publicly. The Notes bear interest at the rate of twelve percent (12%) per annum from and after the date of issuance. Principal and interest are payable at the principal office of the holder or such other place as may be designated by the holder in writing to the Company.

         The principal amount of and interest on the Notes are convertible into shares of the Company's Common Stock at any time prior to the payment of the Notes at an initial conversion price of $.80 per share. The Company has the right to call the Notes for conversion, at the conversion price of $.80 per share, when the average of the bid and asked prices of the Common Stock shall have exceeded $1.00 per share for any consecutive ten (10) day period. As of October 1, 1999, there were $1,249,600 in principal amount of Notes issued and outstanding.

Transfer Agent
--------------

         The Transfer Agent for the Company's Common Stock is Oxford Transfer & Registrar, 317 SW Alder, Suite 1120, Portland, Oregon, 97204.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
               OTHER SHAREHOLDER MATTERS.

         There is currently no public market for the Company's Common Stock.

         There are currently 200,000 shares of the Company's Common Stock which are subject to a stock option agreement. In addition, the Company intends to adopt the 1999 Stock Option Plan (the "1999 Plan") prior to the effective date of this registration statement.

         There are currently $1,249,600 in principal amount of 12% convertible notes (the "Notes") issued and outstanding. The Notes bear interest at the rate of 12% per annum from and after the date of issuance. The principal amount of and interest on the Notes are convertible into shares of the Company's Common Stock at any time prior to the payment of the Notes at an initial conversion price of $0.80 per share. The Company has the right to call the notes for conversion, at the conversion price of $0.80 per share, when the average of the bid and asked prices of the Common Stock shall have exceeded $1.00 per share for any consecutive ten (10) day period. As of October 1, 1999, the Notes were, in the aggregate, convertible into 1,562,000 shares of the Company's Common Stock.

         There are currently 4,955,882 shares of Common Stock held by "affiliates" of the Company, as that term is defined under Rule 144 of the Securities Act. The Company has not agreed to register any sales of Common Stock under the Securities Act of 1933.

         As of October 1, 1999, there were approximately 975 record holders of the Company's Common Stock.

         The Company has not paid any cash dividends since its inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

ITEM 2.  LEGAL PROCEEDINGS.

         There are no pending legal proceedings to which the Company or the property of the Company are subject. In addition, no proceedings are known to be contemplated by a governmental authority against the Company or any officer or director of the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         On May 12, 1998, the Company completed the acquisition by merger of Hali Sales Corp., a Delaware corporation ("Hali"), with the Company as the surviving corporation. Hali had limited assets and approximately 970 stockholders of record and was acquired by the Company in order to increase its stockholder base. Before the merger, there were 4,000,000 shares of the Company's common stock issued and outstanding. The Company issued 1,000,714 shares of its Common Stock in the merger, one share of its Common Stock in exchange for each 9.804 shares of Hali common stock issued and outstanding on the effective date of the merger. Hali had no active operations at the time of the merger with the Company. The shares of Common Stock issued to the stockholders of Hali in connection with the merger were made in reliance on the exemptions from registration afforded by Sections 3(b) of the Securities Act of 1933 (the "1933 Act") and Rule 504 of Regulation D promulgated thereunder.

         In May, 1998, the Company commenced a private placement within the United States of 12% convertible notes (the "Notes"). The Notes bear interest at the rate of 12% per annum and are due on the first day the Company's Common Stock trades publicly. The Notes are convertible, at the option of the holder, into shares of the Company's Common Stock at an initial conversion price of $0.80 per share. The Notes may be called for conversion when the average of the bid and asked prices of the Common Stock exceeds $1.00 per share for ten (10) consecutive days. As of October 1, 1999, the Company issued $742,400 of Notes to United States investors. Sales of the Notes to United States investors were made in reliance on the exemptions from registration afforded by Section 3(b) of the 1933 Act and Rule 504 of Regulation D promulgated thereunder.

         In May, 1998, the Company also commenced a private placement outside the United States of Notes. As of October 1, 1999, the Company issued $525,000 of Notes to investors outside the United States. Sales of the Notes investors outside the United States were made in reliance on the exemptions from registration afforded by Regulation S promulgated under the 1933 Act.

         As of January 4, 1999, the Company issued 75,000 shares of the Company's Common Stock in connection with the NuTech Acquisition. The issuance of the NuTech Acquisition shares were made in reliance on the exemptions from registration afforded by Section 4(2) of the 1933 Act and Rule 506 of Regulation D promulgated thereunder.

         In February, 1999, the Company issued 12,500 shares of the Company's Common Stock at a price of $1.00 per share to a private investor. The issuance of these shares were made in reliance on the exemptions from registration afforded by Section 3(b) of the 1933 Act and Rule 504 of Regulation D promulgated thereunder, and also on Section 4(2) of the 1933 Act.

         As of April 1, 1999, the Company issued 67,400 shares of the Company's Common Stock in connection with the American Outback Acquisition. The Company agreed that if, between April 1, 1999 and April 1, 2000, the average market price of the Common Stock does not exceed $1.00 per share for any consecutive ten (10) day period, the Company must pay to American Outback the difference of
(a) $67,400 and (b) the product of (i) the average of the daily closing prices of the Common Stock during the ten trading days preceding April 1, 2000 and (ii) $67,400. In the event that the stock is not trading by November 1, 1999, American Outback has the option to demand payment of $67,400 or any portion thereof, on terms to be determined by the parties by mutual agreement. The issuance of the American Outback shares were made in reliance on the exemptions from registration afforded by Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D promulgated thereunder.

         In April, 1999, the Company issued 62,500 shares of the Company's Common Stock at a price of $1.00 per share to a private investor. The issuance of these shares were made in reliance on the exemptions from registration afforded by Section 3(b) of the 1933 Act and Rule 506 of Regulation D promulgated thereunder, and also on Section 4(2) of the 1933 Act.

         In May, 1999, the Company issued 20,000 shares of the Company's Common Stock at a price of $1.00 per share to a private investor. The issuance of these shares were made in reliance on the exemptions from registration afforded by
Section 4(2) of the 1933 Act and Rule 506 of Regulation D promulgated thereunder.

         In May, 1999, the Company issued 125,000 shares of the Company's Common Stock at a price of $1.00 per share to a private investor. The issuance of these shares were made in reliance on the exemptions from registration afforded by
Section 4(2) of the 1933 Act and Rule 506 of Regulation D promulgated thereunder.

         As of September 21, 1999, the Company issued 650,000 shares of the Company's Common Stock in connection with the TeamUp Acquisition. The Company also granted to TeamUp an option to purchase an additional 200,000 shares of the Company's Common Stock at a price of $1.00 per share. The Company agreed that it would repurchase up to 100,000 shares of Common Stock issued as consideration in the TeamUp Acquisition at a price of $1.00 at any time after March 21, 2000. The Company also agreed that if it files a registration statement under the Securities Exchange Act of 1934 for its Common Stock with the Securities & Exchange Commission ("SEC") and the SEC has not declared such registration statement effective on or before September 21, 2001, then the Company will pay $250,000 to TeamUp, or, if TeamUp has been dissolved, to the stockholders of TeamUp, pro rated proportionately. The issuance of the TeamUp International shares were made in reliance on the exemptions from registration afforded by
Section 4(2) of the 1933 Act and Rule 506 of Regulation D promulgated thereunder.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Nevada Statutes.
----------------

         Sections 78.7502 and 78.751 of the Nevada Business Corporation Act, as amended, provide for the indemnification of the Company's officers, directors, employees and agents under certain circumstances as follows:

         "NRS 78.7502 DISCRETIONARY AND MANDATORY INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS: GENERAL PROVISIONS.

         1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

         "NRS 78.751 AUTHORIZATION REQUIRED FOR DISCRETIONARY INDEMNIFICATION; ADVANCEMENT OF EXPENSES; LIMITATION ON INDEMNIFICATION AND ADVANCEMENT OF EXPENSES.

         1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

                  (a) By the stockholders;

                  (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

                  (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

                  (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

         2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

         3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

                  (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

                  (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person."

Articles of Incorporation.
--------------------------

         The Company's Amended and Restated Articles of Incorporation provide that the personal liability of a director or officer of the Company to the Company or its stockholders for monetary damages for breach of fiduciary duty, for any action taken or for any failure to take any action, as a director or officer, shall be eliminated to the fullest extent permissible under Nevada law, except for (a) acts or omissions which involve intentional misconduct, fraud, infliction of harm on the Company or its stockholders or a knowing violation of criminal law, (b) the payment of distributions in violation of Section 78.300 of the Nevada Revised Statutes, or (c) the amount of a financial benefit received by a director to which he is not entitled. The Company's Bylaws also contain a provision for the indemnification of the Company's directors (see "Indemnification of Directors and Officers - Bylaws" below).

Bylaws.
-------

         The Company's Bylaws provide for the indemnification of the Company's directors, officers, employees, or agents under certain circumstances as follows:

         The Corporation shall indemnify its directors, officers and employees as follows:

         a. Every director of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him in connection with any proceeding to which he may be made a party, or in which he may become involved, by reason of his being or having been a director of the Corporation or is or was serving at the request of the Corporation as a director of the corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he is a director at the time such expenses are incurred, except in such cases wherein the director is adjudged guilty of willful misfeasance or malfeasance in the performance of his duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interest of the Corporation.

         b. The Corporation shall provide to any person who is or was a director of the Corporation or is or was serving at the request of the Corporation as a director of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of suit, litigation or other proceedings which is specifically permissible under applicable law.

         c. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of Article V of the bylaws.

PART F/S

         The Financial Statements and Notes thereto can be found beginning on page FS-1 "Index to Financial Statements" following the signature page hereof.

PART III

ITEM 1.  INDEX TO EXHIBITS.
                                                                            Page
                                                                            ----


2.1      Agreement and Plan of Merger as of April 10, 1998

2.2 Asset Purchase Agreement by and among Gateway Distributors, Ltd., NuTech International, Inc. and the Stockholders of NuTech International, Inc., dated as of January 4, 1999.

2.3 Asset Purchase Agreement by and among Gateway Distributors, Ltd., American Outback, Inc. and the Stockholders of American Outback, Inc., dated as of April 1, 1999.

2.4 Asset Purchase Agreement by and among Gateway Distributors, Ltd., TeamUp International, Inc. and the Stockholders of TeamUp International, Inc., dated as of August 17, 1999.

3.1      Amended and Restated Articles of Incorporation of the Company.

3.2      Bylaws of the Company, as amended.

4.1      Specimen Common Stock Certificate

4.2      Specimen 12% Convertible Note

10.1     Employment Agreement - Richard A. Bailey

10.2     Employment Agreement - Florian R. Ternes

27.1     Financial Data Schedule


ITEM 2.  DESCRIPTION OF EXHIBITS.

         Inapplicable.

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            GATEWAY DISTRIBUTORS, LTD.



Date: October 28, 1999                       By: /s/ RICHARD A. BAILEY
                                                --------------------------------
                                                Richard A. Bailey, President

                           GATEWAY DISTRIBUTORS, LTD.


                              FINANCIAL STATEMENTS
                                      WITH
                             ADDITIONAL INFORMATION
                                       AND
                          INDEPENDENT AUDITORS' REPORT


                                DECEMBER 31, 1998

                           GATEWAY DISTRIBUTORS, LTD.


                                  - CONTENTS -


                                                                     PAGE NUMBER
                                                                     -----------

Independent Auditors' Report                                               1

Financial Statements:

    Balance Sheet                                                          2

    Statement of Operations                                                3

    Statement of Changes in Stockholders' Equity (Deficit)                 4

    Statement of Cash Flows                                              5 & 6

    Notes to Financial Statements                                        7 - 10

Additional Information -

    Schedule of Selling, General and Administrative Expenses               11

Edward J. Phillps, CPA                                                    PERRIN
J. James Caton, CPA                                                    FORDREE &
Robert S. Gigliotti, CPA                                            COMPANY P.C.
Ronald H. Frechen, CPA                              CERTIFIED PUBLIC ACCOUNTANTS
Robert E. Hagedorn, CPA                             ----------------------------
Jan F. Michalski, CPA                                 American Institute of CPAs
Thomas W. Larson, M.A.                              Michigan Association of CPAs
Roger G. Zulauf, CPA                              Registered Investment Advisors
Judith K. Caldwell, CPA
Garrett P. Klein, CPA

                          Independent Auditors' Report
                          ----------------------------


To the Board of Directors
Gateway Distributors, Ltd.
North Las Vegas, Nevada


We have audited the accompanying balance sheet of GATEWAY DISTRIBUTORS, LTD. as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of GATEWAY DISTRIBUTORS, LTD. at December 31, 1998 and 1997, and the results of its operations, changes in stockholders' equity and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information listed on the foregoing table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PERRIN, FORDREE & COMPANY, P.C.

/s/ Perrin, Fordree & Company, P.C.

August 17, 1999


                                                                901 Wilshire Dr.
                                                                       Suite 400
                                                            Troy, Michigan 48084
                                                                    248/362-3600
                                                                Fax 248/362-4707

                           GATEWAY DISTRIBUTORS, LTD.
                                  BALANCE SHEET


                                     ASSETS
                                     ------


                                                            DECEMBER 31,
                                                   -----------------------------
                                                       1998            1997
                                                   -------------   -------------

CURRENT ASSETS:
    Cash and cash equivalents                      $     19,711    $      2,246
    Accounts receivable - trade                          57,132          93,689
    Other receivables                                     5,905           2,360
    Credit card receivable                               38,429          72,551
    Inventory                                           222,525         277,730
                                                   -------------   -------------
               Total current assets                     343,702         448,576

PROPERTY AND EQUIPMENT, AT COST
     Furniture and fixtures                              20,599          60,584
     Computer equipment                                  29,521             -
     Software                                            51,975          36,514
     Leasehold improvements                              29,228             -
     Office equipment                                    80,800          35,901
                                                   -------------   -------------
                                                        212,123         132,999
    Less accumulated depreciation and amortization      (88,361)        (48,230)
                                                   -------------   -------------
                                                        123,762          84,769

OTHER ASSETS:
    Accounts receivable -related parties                 45,000             -
    Deposits                                              3,997           3,996
    Organization costs, net of accumulated amortization   5,882             -
                                                   -------------   -------------



                                                   -------------   -------------
                                                   $    522,343    $    537,341
                                                   =============   =============

    The accompanying notes are an integral part of the financial statements.


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

                                                                     DECEMBER 31,
                                                             -----------------------------
                                                                 1998             1997
                                                             -------------   -------------
CURRENT LIABILITIES:
    Checks drawn in excess of available bank balances        $     90,295    $     84,953
    Accounts payable                                              375,950         319,866
    Commissions payable                                            19,301          39,435
    Accrued liabilities:
       Payroll and vacation pay                                    30,449          22,088
       Interest                                                    85,526          15,453
       Taxes and other                                            149,672          41,059
                                                             -------------   -------------
               Total current liabilities                          751,193         522,854

NOTES PAYABLE TO RELATED PARTIES                                  370,592         299,484

CONVERTIBLE NOTES PAYABLE - OTHER                                 875,000             -
                                                             -------------   -------------
               Total liabilities                               1,996,785          822,338

STOCKHOLDERS' EQUITY (DEFICIT):
    Preferred stock - $.001 par value at December 31, 1998
       Authorized - 1,000,000 shares
       No shares issued and outstanding                              -                -
    Common stock, - $.001 par value at December 31, 1998
       and no par value at December 31, 1997.
       Authorized - 20,000,000 shares
       Issued and outstanding -
          5,000,900 at December 31,1998 and
          2,500 at December 31,1997.                                5,001         150,000
    Additional paid-in capital                                    203,569          48,766
    Accumulated deficit                                        (1,683,012)       (483,763)
                                                             -------------   -------------
               Total stockholders' deficit                     (1,474,442)       (284,997)
                                                             -------------   -------------
                                                             $    522,343    $    537,341
                                                             =============   =============

                           GATEWAY DISTRIBUTORS, LTD.
                             STATEMENT OF OPERATIONS





                                                YEAR ENDED DECEMBER 31,
                                 -----------------------------------------------
                                         1998                     1997
                                 ----------------------   ----------------------
SALES                            $  3,988,364    100.0%   $  2,963,789    100.0%

PRODUCT COST                          803,554     20.1         670,114     22.6
                                 -------------   ------   -------------   ------

GROSS PROFIT                        3,184,810     79.9       2,293,675     77.4

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES             4,342,414    108.9       2,578,459     87.0
                                 -------------   ------   -------------   ------

LOSS FROM OPERATIONS               (1,157,604)   (29.0)       (284,784)    (9.6)

INTEREST EXPENSE                      (86,645)    (2.2)        (15,825)     (.5)

RENTAL INCOME                          45,000      1.1             -         -
                                 -------------   ------   -------------   ------

LOSS BEFORE PROVISION
  FOR INCOME TAXES                 (1,199,249)   (30.1)       (300,609)   (10.1)

PROVISION FOR INCOME
  TAXES                                   -         -              -         -
                                 -------------   ------   -------------   ------

NET LOSS                         $ (1,199,249)    30.1%   $   (300,609)    10.1
                                 =============   ======   =============   ======

LOSS PER COMMON SHARE            $      (.238)            $    (120.24)
                                 =============            =============

    The accompanying notes are an integral part of the financial statements.


                           GATEWAY DISTRIBUTORS, LTD.
             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                    ADDITIONAL
                                      COMMON          PAID-IN      ACCUMULATED
                                      STOCK           CAPITAL         DEFICIT          TOTAL
                                   -------------   -------------   -------------   -------------
BALANCE - December 31, 1996        $    100,000    $     48,766    $   (183,154)   $    (34,388)

ISSUANCE OF COMMON STOCK                 50,000             -               -            50,000

NET LOSS - 1997                             -               -          (300,609)       (300,609)
                                   -------------   -------------   -------------   -------------

BALANCE December 31, 1997               150,000          48,766        (483,763)       (284,997)

TO RECORD STOCK SPLIT
  40,000 TO 1                          (146,000)        146,000             -               -
                                   -------------   -------------   -------------   -------------

                                          4,000         194,766        (483,763)       (284,997)

MERGER OF HALl SALES CORP.                1,000           8,804             -             9,804

MANAGER AWARD                                 1              (1)            -               -

NET LOSS 1998                                 -             -        (1,199,249)     (1,199,249)
                                   -------------   -------------   -------------   -------------

BALANCE December 31, 1998          $      5,001    $    203,569    $ (1,683,012)   $ (1,474,442)
                                   =============   =============   =============   =============


    The accompanying notes are an integral part of the financial statements.


                                     GATEWAY DISTRIBUTORS, LTD.
                                      STATEMENT OF CASH FLOWS

                                                                    YEAR ENDED DECEMBER 31,
                                                                 -----------------------------
                                                                      1998           1997
                                                                 -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Cash received from customers                                  $  4,059,043    $  2,845,495
   Cash paid to suppliers and employees                            (4,888,599)     (2,902,815)
   Interest paid                                                      (16,572)           (372)
                                                                 -------------   -------------
               Net cash to operating activities                      (846,128)        (57,692)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                                 (79,125)        (61,820)
   Increase in note receivable - related party                            -            (2,110)
   Increase in deposits                                                   -            (3,997)
                                                                 -------------   -------------
               Net cash to investing activities                       (79,125)        (67,927)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds (receipts) from note payable - related party               67,718         120,800
   Proceeds from note payable - other                                 875,000             -
                                                                 -------------   -------------
               Net cash from financing activities                     942,718         120,800
                                                                 -------------   -------------

NET INCREASE (DECREASE) IN CASH EQUIVALENTS                            17,465          (4,819)

CASH AND CASH EQUIVALENTS:
   Balance - beginning of year                                          2,246           7,065
                                                                 -------------   -------------
   Balance - end of year                                         $     19,711    $      2,246
                                                                 =============   =============

    The accompanying notes are an integral part of the financial statements.

                           GATEWAY DISTRIBUTORS, LTD.
                       STATEMENT OF CASH FLOWS - CONTINUED




               RECONCILIATION OF NET LOSS TO OPERATING ACTIVITIES
               --------------------------------------------------

                                                       YEAR ENDED DECEMBER 31,
                                                   -----------------------------
                                                        1998           1997
                                                   -------------   -------------

NET LOSS                                           $ (1,199,249)   $   (300,609)
   Adjustments to reconcile net loss
      to net cash to operating activities -
         Depreciation and amortization                   44,053          24,164
   Changes in operating assets and liabilities:
      which increase (decrease) cash flow:
      Accounts receivable                                36,557         (73,464)
      Credit card receivable                             34,122         (44,942)
      Other receivables                                 (45,155)           (250)
      Inventories                                        55,205         (99,099)
      Accrued interest                                   70,073          15,453
      Checks drawn in excess of available
        bank balances                                     5,342          84,953
      Accounts payable                                   56,084         233,520
      Commissions payable                               (20,134)         39,435
      Accrued expenses                                  116,974          63,147
                                                   -------------   -------------
               Total adjustments                        353,121         242,917
                                                   -------------   -------------

NET CASH TO OPERATING ACTIVITIES                   $   (846,128)   $    (57,692)
                                                   =============   =============


                        SCHEDULE OF NON-CASH TRANSACTIONS

MERGER OF HALl SALES, INC. ORGANIZATION COSTS         $   9,804
                                                      =========

COMMON STOCK                                          $   1,000

PAID-IN CAPITAL                                           8,804
                                                      ---------

                                                      $   9,804
                                                      =========



    The accompanying notes are an integral part of the financial statements.

                           GATEWAY DISTRIBUTORS, LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998




NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         This summary of significant accounting policies of Gateway Distributors, Ltd. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

         Business Activity
         -----------------

         The Company is a distributor of nutritional and health foods. The Company's products can be divided into six categories: Health Pack, Immune Pack, Heart Pack, Weight Loss Pack and Specialized Products.

         Inventories
         -----------

         Inventories, consisting primarily of vitamin packs, are stated at cost determined by the first-in, first-out (FIFO) method.

         Plant and Equipment
         -------------------

         Leasehold improvements, computer, and office equipment are stated at cost. Major replacements and refurbishings are charged to the equipment accounts while replacements, maintenance and repairs which do not improve or extend the life of the respective assets are expensed currently.

         Depreciation and Amortization
         -----------------------------

         The Company provides for depreciation of property, plant and equipment principally by use of declining balance and straight-line methods for financial reporting purposes. Plant and equipment are depreciated over the following estimated useful lives:

         Leasehold improvements                                         39 years
         Furniture and fixtures                                          7 years
         Automobiles - trailer                                           7 years
         Office equipment                                                5 years
         Computers                                                       5 years
         Computer software                                               3 years

                           GATEWAY DISTRIBUTORS, LTD.
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                DECEMBER 31, 1998




NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

         Revenue Recognition
         -------------------

         Revenue is recognized in the period in which the products are shipped.

         Cash and Cash Equivalents
         -------------------------

         For purposes of the statement of cash flows, cash equivalents include cash in banks and all highly liquid debt instruments with original maturities of three months or less.

         Use of Estimates
         ----------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.


NOTE 2- RELATED PARTY TRANSACTIONS:

         Notes receivable to related parties consists of advanced rents due from companies owned by a major stockholder at December 31, 1998. The following is a summary:

           Rents                                                       $  45,000
                                                                       =========

         Note payable to related parties consist of the following:

                                                                 DECEMBER 31,
                                                            --------------------
                                                               1998       1997
                                                            --------    --------
         Notes payable - stockholder interest at
         10.0%.                                             $ 25,211    $ 22,337

         Note payable - individual, including accrued
         interest in 1998 at 6.5%, and in 1997, 7.0%.        337,290     255,790

                           GATEWAY DISTRIBUTORS, LTD.
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                DECEMBER 31, 1998



NOTE 2- RELATED PARTY TRANSACTIONS - CONTINUED:

                                                                DECEMBER 31,
                                                            --------------------
                                                              1998        1997
                                                            --------    --------
         Note payable - stockholder, including
         accrued interest at 6.5%.                             8,091       7,500

         Note payable - related companies,
         interest at 6.0%.                                       -        13,857
                                                            --------    --------
         Total notes payable - related parties              $370,592    $299,484
                                                            ========    ========

         The above notes have no specific term of repayment and have been classified as long-term based upon the intent of management.

NOTE 3- CONVERTIBLE NOTES PAYABLE - OTHER:


         These notes consist of convertible notes payable to individuals which bear interest at 12% per annum, due 12 months from the date of issuance. These notes are convertible at the option of the holder into shares of the Company's common stock, $0.001 par value, at an initial conversion price of $0.80 per share. The notes may be called for conversion when the average of the bid and asked prices of the common stock exceeds $1.00 per share for ten consecutive days. The minimum purchase price is $25,000 in principal amount of notes. Although the notes issued will be "freely tradeable' under federal securities laws, there is currently no public market for the notes or the Company's common stock. Although the Company intends to pursue the establishment of a regular public market for the common stock under the Securities Exchange Act of 1934, there can be no assurance that a public market for the common stock will develop. These notes amounted to $875,000 as of December 31, 1998, and $-O- as of December 31, 1997.

                           GATEWAY DISTRIBUTORS, LTD.
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                DECEMBER 31, 1998



NOTE 4- LEASES:

         Certain automotive equipment, office equipment and real estate are leased under operating leases which expire at various dates through December 2003. The following is a schedule, by years, of future minimum rental payments required under these operating leases as of December 31, 1998.

         Year ending December 31:
            1999                                                        $ 45,706
            2000                                                          28,802
            2001                                                          13,321
            2002                                                           4,928
            2003                                                           1,458
                                                                        --------
         Total minimum payments                                         $ 94,215
                                                                        ========

         The Company leases a building under an operating lease on a month-to-month basis. The monthly amount at December 31, 1998 is $15,000.

         Total rent expense charged to operations for the years ended December 31, 1998 and 1997, was $207,398 and $26,523, respectively, which includes charges for month-to-month leases expected to continue.


NOTE 5- INCOME TAXES:

         No income taxes are due or refundable for 1998 or 1997 because of the application of unused net operating loss carryforwards. Amounts available for use in future years expire as follows:

                                                               Unused Operating
         Year or Expiration                                   Loss Carryforwards
         ------------------                                   ------------------

               2010                                                $ 106,500
               2012                                                  286,900
               2018                                                1,159,000

                           GATEWAY DISTRIBUTORS, LTD.
            SCHEDULE OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES



                                                             DECEMBER 31,
                                                   -----------------------------
                                                       1998             1997
                                                   -------------   -------------
Administrative fee                                 $     89,162    $     72,000
Advertising                                              52,860           8,219
Auto expense                                              6,496           6,768
Bad debt expense                                         13,438          76,334
Bank charges                                             33,472           3,529
Commissions                                           1,377,744         925,841
Contract labor                                          215,110         128,930
Contributions                                             4,797          12,328
Convention expense                                       32,087          40,962
Credit card fees                                        162,101          28,855
Depreciation                                             40,131          24,164
Dues and subscriptions                                    3,103           6,833
Employee benefits                                        10,477           1,590
Entertainment                                            22,797          13,967
Equipment lease                                          24,292          10,683
Office building lease                                   171,600          15,840
Insurance                                                56,857          12,445
Legal and accounting                                     49,595          75,733
Licenses and taxes                                       21,999           2,386
Maintenance and repairs                                  79,450          29,955
Miscellaneous                                             3,313          15,275
Office supplies and expense                              87,596          75,637
Payroll taxes                                            92,051          54,218
Penalties                                                26,249           2,098
Printing expense                                         22,267          11,623
Rent expense - Japan                                     11,506             -
Salaries and wages                                      785,833         375,706
Sales aids, tools, forms                                115,903          12,236
Sales tax                                                45,400           9,872
Shipping                                                387,090         342,688
Organization expense                                      3,922             -
Other taxes                                                 515             -
Telephone                                               131,833          71,294
Travel                                                  128,663         109,187
Utilities                                                32,705           1,263
                                                   -------------   -------------

                                                   $  4,342,414    $  2,578,459
                                                   =============   =============

                           GATEWAY DISTRIBUTORS, LTD.
                                  BALANCE SHEET

                                                             JUNE 30,
                                                   -----------------------------
                                                       1999            1998
                                                   -------------   -------------

ASSETS

CURRENT ASSETS:

Cash and cash equivalents                                27,443          14,803
Accounts receivable - trade                              11,915          34,699
Other receivables                                         2,383          17,761
Credit card receivable                                   23,450          71,114
Inventory                                               331,555         273,021
                                                   -------------   -------------
               Total current assets                     396,746         411,398

PROPERTY AND EQUIPMENT, AT COST

Furniture and fixtures                                   20,599          81,000
Computer equipment                                       30,021               0
Software                                                 52,416          41,758
Leasehold improvements                                   43,749          19,432
Office equipment                                         81,511          58,221
                                                   -------------   -------------
                                                        228,296         200,411
Less accumulated depreciation and amortization         (106,123)        (48,231)
                                                   -------------   -------------
                                                        122,173         152,180

OTHER ASSETS:

Accounts receivable - related parties                   166,776         196,454
Deposits                                                  3,997           3,997
Organization costs, net of accumulated amortization       5,882           5,934
                                                   -------------   -------------
               Total Other Assets                       176,655         206,385

TOTAL ASSETS                                            695,574         769,963

LIABILITIES & STOCKHOLDERS EQUITY

LIABILITIES

CURRENT LIABILITIES:

Checks drawn in excess of available bank balances
Accounts Payable                                        484,015         174,469
Commissions payable                                      48,852               0
Accrued liabilities:
  Payroll and vacation pay                               36,173               0
  Interest                                               85,526               0
  Taxes and other                                       145,089         127,759
                                                  --------------  --------------
               Total current liabilities                799,655         302,228

NOTES PAYABLE TO RELATED PARTIES                        561,722         396,727

CONVERTIBLE NOTES PAYABLE-OTHER                       1,249,600         791,737
                                                  --------------  --------------

               Total liabilities                      1,811,322       1,188,464

STOCKHOLDERS' EQUITY

Preferred Stock                                               0               0
Common stock                                            152,465               0
Additional paid-in capital                              203,569         223,766
Accumulated deficit                                  (2,271,437)       (944,495)
                                                  --------------  --------------

               Total Stockholder's deficit           (1,915,403)       (720,729)

                                                        695,574         769,963


                           GATEWAY DISTRIBUTORS, LTD.
                                INCOME STATEMENT
                                      SECOND          JANUARY         SECOND         JANUARY
                                   QUARTER 1999       June-99      QUARTER 1998      June-98
                                   -------------   -------------   -------------   -------------
SALES                                   738,535       1,564,563       1,007,911       2,210,627

PRODUCT COST                           (121,655)       (260,557)       (205,931)       (427,438)
                                   -------------   -------------   -------------   -------------
GROSS PROFIT                            616,880       1,304,006         801,980       1,783,189

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES                 939,710       1,903,604       1,097,878       2,149,311
                                   -------------   -------------   -------------   -------------

LOSS FROM OPERATIONS                   (322,830)       (599,598)       (295,898)       (366,122)

INTEREST EXPENSE                              0               0             (13)            (32)

RENTAL INCOME                            12,000          24,250          13,500          18,000
                                   -------------   -------------   -------------   -------------

LOSS BEFORE PROVISION
  FOR INCOME TAXES                     (310,830)       (575,348)       (282,411)       (348,154)


PROVISION FOR INCOME
  TAXES                                       0               0               0               0
                                   -------------   -------------   -------------   -------------

NET LOSS                              ($310,830)      ($575,348)      ($282,411)      ($348,154)
                                   =============   =============   =============   =============

                           GATEWAY DISTRIBUTORS, LTD.
                             STATEMENT OF CASH FLOWS

                                                     SIX MONTHS ENDED JUNE 30,
                                                   -----------------------------
                                                       1999            1998
                                                   -------------   -------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash received from customers                     $  1,468,230    $  2,079,418
  Cash paid to suppliers and employees               (2,157,519)     (2,498,896)
                                                   -------------   -------------
         Net cash to operating activities              (689,289)       (419,478)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                    (16,173)        (67,412)
                                                   -------------   -------------

         Net cash to investing activities               (16,173)        (67,412)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from note payable - related party                -            97,243
  Proceeds from note payable - other                    713,194         402,204
                                                   -------------   -------------
         Net cash from financing activities:            713,194         499,447
                                                   -------------   -------------
NET INCREASE (DECREASE) IN CASH EQUIVALENTS               7,732          12,557

CASH AND CASH EQUIVALENTS:
Balance - beginning of year                              19,711           2,246
                                                   -------------   -------------
Balance - end of year                              $     27,443    $     14,803
                                                   =============   =============